Exhibit 99.1

Significant Events	03

Letter to Shareholders	04

Core Producing Areas	07

Review of Operations	12

Management’s Discussion & Analysis	19

Management’s Report	42

Report of Independent Registered Public Accounting Firm	43

Consolidated Financial Statements	44

Notes to Consolidated Financial Statements	48

Corporate Information	70

Paramount Drilling Rig 2E drilling the Summit Federal
#1-25H Nisku well in Golden Valley County, North Dakota.
Photo taken by Area Geologist R. Gutiw.

FINANCIAL AND OPERATING HIGHLIGHTS (1)

	Year Ended December 31
($ millions, except as noted)	2007	2006	Change
FINANCIAL
Petroleum and natural gas sales	283.4	312.6	(29.2)
Funds flow from operations	100.5	171.6	(71.1)
Per share – diluted	1.42	2.53	(1.11)
Net earnings (loss)	416.2	(17.8)	434.0
Per share – diluted	5.89	(0.26)	6.15
Capital expenditures	336.7	528.8	(192.1)
Long-term investments (2)	322.1	582.9	(260.8)
Total assets	1,299.8	1,419.0	(119.2)
Net debt (3)	15.9	593.4	577.5
Common shares outstanding (thousands)	67,681	70,279	(2,598)

OPERATING
Average daily sales volumes:
Natural gas (MMcf/d)	78.8	81.6	(2.8)
Oil and natural gas liquids (Bbl/d)	3,536	3,653	(117)
Total sales (Boe/d)	16,669	17,256	(587)
Gas weighting	79%	79%	—

RESERVES
Proved plus probable (4)
Natural gas (Bcf)	192.8	277.0	(84.2)
Crude oil and NGL (MBbl)	9,135	10,055	(920)
Total (MBoe)	41,270	56,225	(14,955)

ESTIMATED NET PRESENT VALUE BEFORE TAX @ 10%
Proved	477.3	591.0	(113.7)
Proved plus probable	679.5	972.1	(292.6)
Net undeveloped land holdings (thousands of acres)	1,287	2,286	(999)
Total wells drilled (gross)	159	398	(239)

(1)	Readers are referred to the advisories concerning non-GAAP measures and barrel of oil equivalent under the heading “Advisories” in Management’s Discussion and Analysis.

(2)
Based on the period-end closing prices of Trilogy Energy Trust units and MGM Energy Corp. shares on the Toronto Stock Exchange, $12.00/share for North American (2006) and book value of the remaining long-term investments.

(3)	Net debt is a non-GAAP measure, it is calculated and defined in the Liquidity and Capital Resources section of Management’s Discussion and Analysis.

(4)	Working interest reserves before royalty deductions, using forecast prices and costs.

SIGNIFICANT EVENTS
During 2007 Paramount continued its transition to a more focused exploration and production company by disposing of certain non-core properties and other investments and focusing on its core areas within each Corporate Operating Unit. Paramount also continued to add to its portfolio of strategic investments.
STRATEGIC INVESTMENTS
Paramount sold two investments and began operations in Paramount Drilling.
•	Sold the Company’s investment in North American Oil Sands Corporation for cash proceeds of $682.4 million resulting in a before tax gain of $528.6 million.

•	Sold the Company’s Surmont properties for total consideration of $301.7 million resulting in a before tax gain of $271.0 million.

•	Successfully completed the spinout of MGM Energy and retained an equity interest in the new entity.

•	Invested an additional $9.0 million in 3.3 million common shares of MGM Energy.

•	Invested $14.2 million in 2.1 million units of Trilogy and participated in Trilogy’s distribution reinvestment program acquiring an additional 0.6 million units.
PRINCIPAL PROPERTIES
Paramount continued to focus on the major properties within each Corporate Operating Unit, including more development opportunities in the United States.
•	Commenced oil program in North Dakota using Paramount’s two new drilling rigs.

•	Received regulatory approval for waterflood and commenced Good Production Practice at Crooked Creek in Grande Prairie.
CORPORATE
Paramount used the proceeds from asset disposals to achieve greater balance sheet flexibility.
•	Reduced debt by $374.2 million.

•	Purchased 3.3 million Common Shares for cancellation under Paramount’s Normal Course Issuer Bid program for $54.9 million.

LETTER TO SHAREHOLDERS
Paramount had a transformational year in 2007; completing the spinout of MGM Energy Corp. as well as divesting of most of its oilsands investments, leaving the Company in arguably the best financial position in its almost 30 year history. The Company maintains approximately 15,000 Boe/d of current production, holds over $300 million of long term corporate investments and additional long term future value in the recovery of bitumen in the Grosmont carbonate trend in Northeast Alberta.
During 2007, Paramount produced an average of 16,669 Boe/d, generated $100.5 million of cash flow, reinvested in a capital program of over $300 million, had earnings of $416.2 million, and ended the year with net debt of just $15.9 million. Reserves at the end of 2007 were estimated to be 41.3 million Boe.
After successfully delineating the Surmont oilsands leases through the winter of 2006-2007, Paramount marketed and divested its 100% ownership in the Surmont leases along with the associated ancillary shut-in gas reserves. Paramount received $75.0 million in cash, a $75.0 million debenture which was subsequently repaid, and 3.7 million shares of MEG Energy Corp. valued at $151.7 million, for total proceeds of $301.7 million. Paramount also tendered its 34.1 million shares of North American Oilsands Corporation to the takeover bid made by Statoil ASA for $682.4 million of cash. In addition, Paramount completed a number of non-core property divestitures, receiving over $35 million in consideration. These divestitures brought in aggregate value of over $1 billion which was used to pay out the Company’s $100 million subordinated debt facility, US$150 million term loan B facility, borrowings under the revolving credit facility and to repurchase the majority of the US$213.6 million senior subordinated notes, resulting in a total net debt balance at year end of just $15.9 million.
Subsequent to the closing of these divestitures, Paramount repurchased approximately 3.3 million of its outstanding shares, acquired approximately 5 million additional units of Trilogy EnergyTrust through open market purchases and participation in Trilogy’s Distribution Reinvestment Plan, and acquired a further 3.3 million shares in MGM Energy. Our wholly-owned subsidiary Paramount Drilling U.S., LLC also took delivery of two newly constructed drilling rigs and began drilling operations in North Dakota. In addition, Paramount made its first investment into a new company – Paxton Corporation – whose business plan is to create zero emissions power plants and to apply its proprietary technology of point source production of electrical power and subsequent sequestration of carbon dioxide into depleted oil reservoirs for enhanced oil recovery.
After two years of negative momentum in the natural gas market, market sentiment has turned remarkably positive. The natural gas industry in North America is just coming to grips with the notion that it is less tied to a continental natural gas market and really part of a world wide market for the commodity. While Canadian natural gas production has dropped by over 1 Bcf/d in 2007, production from the United States has reversed its decline and increased by some 3 Bcf/d during the same period. After one of the warmest winters on record in Europe, natural gas demand in 2007 was significantly reduced and the surplus natural gas carried by large Liquefied Natural Gas (LNG) tanker ships normally bound for Europe found its way to North America through much of 2007. This served to double LNG deliveries into North America, increasing deliveries by close to 2 Bcf/d. The combination of these factors saw incremental natural gas supply on the market in North America of some 4 Bcf/ d and served to increase storage to record levels of over 3.5 Tcf by November, 2007. A return to normal heating demand in North America this winter and ever increasing demand for natural gas for the generation of electricity has reduced storage levels in recent months, resulting in a supply / demand relationship that may indicate a shortage. In response, prices in North America have recovered to levels similar to those in the rest of the world. Paramount will continue to monitor whether prices are sufficient to restore balance to the natural gas market.

The single largest effect on Paramount’s business has been the rapid appreciation in the value of the Canadian dollar relative to the U.S. dollar. The increase in the Canadian / U.S. dollar exchange rate from $0.85 CDN/US to a peak of $1.10 CDN/U.S. resulted in Paramount’s realized gas price declining by approximately 30%. While the exchange rate has moderated to the current rate of close to par, it still represents a significant reduction in gas prices received.
During the fall of 2007, the Alberta government received and made public the results of its royalty review process. The Alberta government is moving forward with changes to the royalty framework that has served the people of Alberta and industry well for decades. It was the view of the royalty review panel, and accepted by the Alberta government, that the people of Alberta were not receiving their “fair share” of the resource wealth that had been diligently developed by industry. It is my view that this government unfortunately does not fully understand its largest contributing industry to the economy of Alberta. The new royalty framework is expected by government to extract an additional $1.4 billion annually from the oil and gas industry. It is very likely that the ultimate economic result will in fact be value destruction in excess of the annual $1.4 billion targeted, as reinvestment to generate future royalty revenue for the province, and economic stimulus from this reinvestment, will simply vanish. The Alberta advantage has been eroded further, and it is truly unfortunate that the Alberta government did not try to better understand its most important industry. Paramount continues to await the release of the final regulations which will administer the new royalty framework, but it appears at the very least that the Company’s deep oil play at Puskwa will be most negatively affected while many of the other plays will be more modestly affected.
Industry conditions continue their rapid changes with costs moderating and technology improving. The technology to drill horizontal wells and perform multiple fracture stimulations in tighter silt and shale reservoirs has been attributed to the remarkable turnaround in onshore production in the United States. It appears that this onshore unconventional gas completion technology is set to make the same impact on this industry that 3-D seismic made decades ago. Paramount plans to use this technology in a number of its plays such as the Bakken in North Dakota as well as some of the tight sand formations in the Deep Basin environment in Western Canada. Paramount continues to monitor its lands in Northeast British Columbia for potential shale gas development as offset operators begin to disclose positive results from this play type.
Paramount intends to focus its efforts going forward principally on the projects it has assembled in the Kaybob Deep Basin area, deep light oil exploration at Puskwa, and its light oil play in the Bakken in North Dakota. At the same time, the Company continues to nurture its significant corporate investment portfolio as well as the leases on the bituminous carbonate fairway to further enhance value to shareholders. Paramount’s long term value creation plan remains intact and the Company looks forward to reporting further progress to shareholders in 2008 and the years to come.

Jim Riddell President and Chief Operating Officer March 14, 2008

1 Northern Natural Gas Production: 25.7 MMcf/d Crude Oil & NGL Production: 865 Bbl/d Oil Equivalent Production: 5,151 Boe/d Gross Undeveloped Land: 719,995 acres
2 Grande Prairie Natural Gas Production: 11.2 MMcf/d Crude Oil & NGL Production: 765 Bbl/d Oil Equivalent Production: 2,640 Boe/d Gross Undeveloped Land: 338,563 acres
3 Kaybob Natural Gas Production: 22.3 MMcf/d Crude Oil & NGL Production: 533 Bbl/d Oil Equivalent Production: 4,245 Boe/d Gross Undeveloped Land: 267,411 acres
4 Southern Natural Gas Production: 18.1 MMcf/d Crude Oil & NGL Production: 1,369 Bbl/d Oil Equivalent Production: 4,389 Boe/d Gross Undeveloped Land: 227,276 acres

CORE PRODUCING AREAS
Kaybob
The Kaybob Corporate Operating Unit (“Kaybob”) produces natural gas, natural gas liquids (“NGLs”), and crude oil in West Central Alberta. The core natural gas producing areas in Kaybob include Musreau, Resthaven, and Smoky and the primary crude oil producing area is Kakwa. The horizons being pursued within Kaybob are in the Deep Basin, which are high pressure, liquids rich, tight gas formations with large reservoir potential.
Total sales for Kaybob averaged 4,245 Boe/d in 2007, comprised of 22.3 MMcf/d of natural gas and 533 Bbl/d of crude oil and NGLs. Sales volumes increased in 2007 by 42 percent from 2006, primarily as a result of drilling and tie-in activities at Musreau and Resthaven.
Kaybob’s capital expenditures for 2007 totaled $136 million (excluding land), and were focused on drilling, completion and facility work, including the addition of compression and dehydration capacity, in the Musreau area.
Since 2004, Paramount has invested over $350 million in the Deep Basin areas of Kakwa, Musreau, Resthaven and Smoky; acquiring significant undeveloped acreage, constructing production infrastructure, and commencing a drilling program to further delineate the potential of this long-term development. To date, project economics have been challenging because of the high costs of drilling, completing and equipping these deep multi-zone wells, lower per-well reserves additions than originally expected, and depressed natural gas prices over the past 12 to 18 months.
The Company continues to believe that development of the Kaybob Deep Basin area provides significant value potential, and is working to improve project economics. A significant focus of this effort is on reducing per-well drilling, completion, equipping and tie-in costs – by a targeted one third. Based on knowledge gained over the past three years, cost reductions are expected from downspacing to four wells per section and using a pad drilling and group production facility approach to reduce rig mobilization / demobilization and equipping costs. Paramount is working with its partners to obtain the required regulatory approval for downspacing. Additional cost savings are anticipated by using new drilling mud technology to reduce fluid loss and eliminate the need for intermediate casing, and by improving the efficiency of fracturing the multiple prospective producing zones of wells. The Company has reduced budgeted 2008 spending in the Kaybob Deep Basin area to allow for further development of Kaybob’s cost reduction strategy, and the return of natural gas prices to sustained levels that will support project economics. The Deep Basin continues to be the core area for Kaybob, and as project economics improve, is expected to be developed as a significant growth platform for the Company over the next five to ten years.
In 2008, Paramount plans to drill 10 (5.5 net) wells and complete and tie-in 10 (6.3 net) wells that were drilled in prior years in Kaybob. The majority of the 2008 capital investment will be focused in the Musreau, Resthaven, and Smoky areas targeting multiple Cretaceous formations.
Previous investments in the Smoky and Resthaven gas plants and contractual agreements with a third-party-operated facility in Musreau are anticipated to meet Kaybob’s near term processing requirements.

Grande Prairie
The Grande Prairie Corporate Operating Unit (“Grande Prairie”) produces natural gas, NGLs, and crude oil in Central Alberta. The core natural gas producing areas in Grande Prairie include established properties at Mirage and Saddle Hills and more recently developed sour gas properties at Ante Creek. Grande Prairie’s primary crude oil producing property is located at Crooked Creek. Paramount continues to evaluate the reservoir dynamics and develop more efficient exploitation and production practices at Ante Creek and Crooked Creek.
Total sales for Grande Prairie averaged 2,640 Boe/d in 2007, comprised of 11.2 MMcf/d of natural gas and 765 Bbl/d of crude oil and NGLs. Sales volumes decreased in 2007 by 17 percent from 2006 primarily due normal production declines at Mirage and Saddle Hills.
At Crooked Creek, where Good Production Practice (“GPP”) was used on a trial basis from July to October, Paramount’s share of production was in excess of 1,100 Boe/d, however, fourth quarter production was reduced to match water injection rates.
Grande Prairie’s capital expenditures for 2007 totaled $31 million (excluding land), the majority of which was focused on Crooked Creek. Drilling activity in 2007 at Crooked Creek consisted of four (0.7 net) crude oil wells, two (0.4 net) water injection wells, and the re-drilling of one (0.2 net) water well that supports waterflood in the Beaverhill Lake “A” pool. Three of the crude oil wells drilled in 2007 were completed at year end and were capable of gross oil production at an aggregate 1,100 Boe/d, with the fourth well in the process of being completed. Paramount anticipates developing the remaining Beaverhill acreage over the next three winter drilling seasons, and plans to drill three wells in the first quarter of 2008, with production expected in late 2008 or early 2009.
In addition to Grande Prairie’s capital program at Crooked Creek, Paramount undertook development activities during 2007 at Ante Creek and Karr. A total of three (1.7 net) wells were drilled at Ante Creek in 2007 on the hydrothermal dolomite zone of which two wells were completed but not tied in, and one well was cased and awaiting completion. Due to limited infrastructure capabilities and high tie-in costs, 2008 capital investment in Ante Creek will be minimal. Following-up on a deep tight gas discovery in 2006, an additional well was completed at Karr in early 2007 and brought on production in December 2007 at restricted rates.
In 2007, Grande Prairie employed a strategic plan to acquire undeveloped land positions and drill critical, pool defining wells. Approximately 53,000 acres of land were acquired, primarily on the deep, light sweet oil trend at Crooked Creek and in adjacent and surrounding land at Karr.
In 2008, Paramount anticipates focusing on drilling and tie-in activities at Crooked Creek.

Northern
The Northern Corporate Operating Unit (“Northern”) includes properties in Northwest Alberta, Northeast British Columbia, and extends into the Cameron Hills and Fort Liard areas of the Northwest Territories. Northern’s primary focus remains at Cameron Hills in the Northwest Territories, where properties generate a significant portion of Northern’s total natural gas, crude oil and NGLs production. Other significant natural gas producing properties within Northern are located at Bistcho and Haro in Northwest Alberta and Clarke Lake in Northeast British Columbia.
In Northwest Alberta, the zones targeted are characterized by Pleistocene-aged sands and gravels at depths of 30 meters through Cretaceous-aged Bluesky/Gething sands, Mississippian carbonates, and end with middle Devonian carbonates at depths of 1,600 meters in Alberta and the Cameron Hills area.
Total sales for Northern averaged 5,151 Boe/d in 2007, comprised of 25.7 MMcf/d of natural gas and 865 Bbl/d of crude oil and NGLs. Sales volumes decreased in 2007 by 23 percent from 2006 primarily due to natural declines across most properties in Northern, the shut-in of the Maxhamish, British Columbia facility on October 31, 2007, and premature subsurface pump failures in the Cameron Hills area. Paramount is awaiting certain regulatory / community approvals to resume its drilling program in Cameron Hills.
The Maxhamish facility was shut-in as a result of declining gas volumes, low prices and high operating costs, and was sold subsequent to year-end. Northern is also in the process of suspending the West Liard facility, which is expected to be complete by the end of March 2008, and is the result of declining production, low prices, and high operating costs.
Northern’s capital expenditures for 2007 totaled $40 million (excluding land). During 2007, Northern drilled 13 (9.8 net) wells, of which one (1.0 net) well was dry and abandoned and six (5.3 net) wells were in the Cameron Hills area. The majority of Northern’s field activities occurred in the first quarter of 2007 because of restricted seasonal access.
In 2008, Paramount anticipates drilling five (2.5 net) operated gas wells in Bistcho, stimulating one (0.9 net) oil well in Cameron Hills, stimulating one (0.5 net) producing gas well in Haro, Alberta, and tying in one (1.0 net) gas well in Haro.

Southern
The Southern Corporate Operating Unit (“Southern”) produces crude oil and natural gas in Southern Alberta, Montana and North Dakota. Southern’s core areas comprise the gas producing Chain / Craigmyle field near Drumheller, Alberta and the oil producing area near Medora, North Dakota.
Total sales for Southern averaged 4,389 Boe/d in 2007, comprised of 18.1 MMcf/d of natural gas and 1,369 Bbl/d of crude oil and NGLs. Sales volumes increased in 2007 by 11 percent from 2006 primarily due to increased natural gas and coal bed methane production at Chain.
Average sales volumes for the fourth quarter included oil production of over 1,000 Bbl/d from Southern’s properties in Montana and North Dakota.
As Southern concentrated on strategic assets and lowering operating costs in 2007, it disposed of several properties having average daily production of approximately 600 Boe/d. This has left Southern a more focused business unit with operating costs averaging $8.49/Boe, a reduction of 27 percent from 2006.
Southern’s capital expenditures for 2007 totaled $52 million (excluding land). In the Chain region, an additional 27 shallow production wells were drilled in 2007 to maintain production capacity, and most of the wells that were drilled in 2006 were tied into Paramount’s low pressure production system. The Company anticipates maintaining a flat production profile in Chain in 2008, while reducing capital expenditures.
In the United States, where Paramount operates through a wholly owned subsidiary Summit Resources, Inc. (“Summit”), the Company commissioned the construction of two drilling rigs for use by Southern. The rigs arrived in July and were operating on a trial basis by the end of summer. Commissioning of the rigs was completed in the fall, and five wells had been drilled in North Dakota by year-end; targeting Madison, Birdbear and Red River production. Four of these wells have been completed subsequent to December 31, 2007, providing net production to Paramount of approximately 460 Boe/d.
In Montana, Summit has been participating in a development at the Outlook Field, targeting the Birdbear and Winnipeosis formations. During 2007, Summit successfully brought two oil wells onto production and in December drilled an additional well.
In 2008, Paramount anticipates the majority of capital investment for Southern will be directed to drilling 20 wells in North Dakota, targeting light oil from the Madison, Birdbear and Bakken formations.

REVIEW OF OPERATIONS
Paramount’s average daily sales volumes by corporate operating unit for the years ended December 31, 2007 and 2006 are summarized below:

	2007	2006	Change (%)
Natural Gas Sales (MMcf/d)
Kaybob	22.3	15.3	46
Grande Prairie	11.2	15.0	(25)
Northern	25.7	33.7	(24)
Southern	18.1	15.2	19
Other	1.5	2.4	(38)

Total	78.8	81.6	(3)

Crude Oil and Natural Gas Liquids Sales (Bbl/d)
Kaybob	533	456	17
Grande Prairie	765	678	13
Northern	865	1,088	(20)
Southern	1,369	1,426	(4)
Other	4	5	(20)

Total	3,536	3,653	(3)

Total Sales (Boe/d)
Kaybob	4,245	2,999	42
Grande Prairie	2,640	3,180	(17)
Northern	5,151	6,714	(23)
Southern	4,389	3,962	11
Other	244	401	(39)

Total	16,669	17,256	(3)

Capital Expenditures

($ millions)	2007	2006
Geological and geophysical	4.3	9.1
Drilling and completions	158.1	257.2
Production equipment and facilities	104.4	120.2

Exploration and development expenditures	266.8	386.5
Land	13.5	34.1
Property acquisitions	0.4	15.8
Cash proceeds on property dispositions	(28.1)	(7.2)

Principal Properties	252.6	429.2
Strategic Investments	54.2	92.0
Cash proceeds on disposal of Strategic Investments	(78.7)	—
Corporate	1.8	0.4

Net capital expenditures	229.9	521.6

Land
The following table summarizes the Company’s land position at December 31:

Land (thousand of acres)	2007			2006
			Average			Average
			Working			Working
	Gross	Net	Interest	Gross	Net	Interest
Land assigned reserves	565	301	53%	736	416	57%
Undeveloped land	1,847	1,287	70%	3,428	2,286	67%

Total	2,412	1,588	66%	4,164	2,702	65%

Value of undeveloped land (2) ($ millions)		$142.9			$172.8

(1)	Based on McDaniel & Associates Consultants Ltd. appraisal summary of acreage evaluation.

Drilling
Drilling activity for the year ended December 31, 2007 is as follows:

	2007
	Development		Exploration		Total
	Gross	Net	Gross	Net	Gross	Net
Gas	58	39.4	29	12.5	87	51.9
Oil	18	6.4	4	3.1	22	9.5
Dry & Abandoned	2	1.5	2	1.0	4	2.5
Oil Sands and other	46	44.2	—	—	46	44.2

Total	124	91.5	35	16.6	159	108.1

	2006
	Development		Exploration		Total
	Gross	Net	Gross	Net	Gross	Net
Gas	178	113.8	57	32.8	235	146.6
Oil	14	6.3	6	3.7	20	10.0
Dry & Abandoned	10	6.9	6	5.5	19	12.4
Oil sands	124	62.0	—	—	124	62.0

Total	326	189.0	72	42.0	398	231.0

Reserves
Paramount’s reserves for the year ended December 31, 2007 were evaluated by McDaniel & Associates Consultants Ltd. (“McDaniel”) and prepared in accordance with the National Instrument 51-101 definitions, standards and procedures.
Gross working interest reserves for the year ended December 31, 2007 using forecast prices and costs are as follows:

	Gross Proved				Before Income Tax Net
	and Probable Reserves(1)				Present Value(1) ($ millions)
		Light and	Natural
	Natural	Medium	Gas
Reserve Category	Gas	Crude Oil	Liquids	Boe(2)	Discount Rate
	(Bcf)	(MBbl)	(MBbl)	(MBoe)	0%	5%	10%
Canada
Proved
Developed Producing	77.8	2,089	691	15,751	418.7	363.7	322.7
Developed Non-Producing	26.3	516	137	5,041	100.4	78.4	63.2
Undeveloped	14.6	—	43	2,479	47.8	27.0	15.6

Total Proved	118.8	2,606	871	23,270	566.9	469.1	401.5
Probable	73.2	1,672	388	14,267	321.9	238.9	185.7

Total Proved Plus Probable Canada	192.0	4,278	1,259	37,538	888.8	708.1	587.2

United States
Proved
Developed Producing	0.5	2,603	34	2,718	110.3	87.4	73.0
Developed Non-Producing	—	5	—	7	(0.3)	(0.3)	(0.3)
Undeveloped	0.1	56	6	73	3.9	3.4	3.1

Total Proved	0.6	2,663	40	2,797	113.8	90.5	75.9
Probable	0.2	880	14	935	40.3	23.8	16.4

Total Proved Plus Probable USA	0.8	3,543	54	3,732	154.1	114.4	92.3

Total Company
Total Proved	119.3	5,269	911	26,068	680.7	559.7	477.3
Total Probable	73.5	2,552	402	15,202	362.1	262.8	202.1

Total Reserves	192.8	7,821	1,314	41,270	1,042.9	822.5	679.5

(1)	Columns and rows may not add due to rounding.

(2)	Please refer to the discussion of Barrels of Oil Equivalent Conversions under the heading “Advisories” in Management’s Discussion and Analysis.

Reserve Reconciliation
The following table reconciles Paramount’s gross working interest reserves for the year ended December 31, 2007 using forecasted prices and costs:

	Proved Reserves			Probable Reserves			Proved & Probable Reserves
	Natural	Oil &		Natural	Oil &		Natural	Oil &
	Gas	NGLs	Boe (4)	Gas	NGLs	Boe (4)	Gas	NGLs	Boe (4)
	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe	Bcf	MBbl	MBoe
January 1, 2007	148.4	6,437	31,177	128.6	3,619	25,048	277.0	10,055	56,225
Dispositions (1)	(6.0)	(238)	(1,239)	(30.4)	(135)	(5,197)	(36.4)	(373)	(6,436)
Extensions and Discoveries	9.6	610	2,210	6.5	330	1,417	16.1	940	3,627
Production (2)	(28.1)	(1,278)	(5,958)	—	—	—	(28.1)	(1,278)	(5,958)
Technical Revisions (1)	(4.6)	650	(124)	(31.3)	(860)	(6,066)	(35.9)	(210)	(6,189)

December 31, 2007 (3)	119.3	6,180	26,068	73.5	2,954	15,202	192.8	9,135	41,270

(1)	Paramount estimates.

(2)	Excludes production from royalty interests.

(3)	Columns and rows may not add due to rounding.

(4)	Please refer to the discussion of Barrels of Oil Equivalent Conversions under the heading “Advisories” in Management’s Discussion and Analysis.
Finding And Development Costs
Finding and development (“F&D”) costs associated with the 2007 exploration and development program were as follows:

		Proved Plus
($ millions)	Proved	Probable
2007 Finding and Development Capital (1)
Exploration and development expenditures (including land)	280.8	280.8
Less: increase in value of undeveloped land	(4.6)	(4.6)

	276.2	276.2
Change in future capital	(28.7)	(50.6)

Total Finding and Development Capital	247.5	225.6

(1)	Excludes corporate capital expenditures and Paramount Drilling capital expenditures.
Finding and Development Costs

				3 Year
($/Boe) (2)	2007	2006	2005 (1)	Average
Including long-term development capital (3)
Proved	118.66	51.88	48.67	58.51
Proved plus Probable (4)	N/A	45.17	50.68	69.53
Excluding long-term development capital (3)
Proved	118.66	45.15	43.49	53.12
Proved plus Probable (4)	N/A	39.83	45.31	63.29

(1)	2005 excludes capital expenditures associated with Trilogy spinout properties.

(2)	Please refer to Barrels of Oil Equivalent in Management’s Discussion and Analysis.

(3)
Long-term development capital during fiscal 2006 and 2005 related to Oil Sands, MacKenzie delta, and Colville Lake expenditures. Paramount did not incur significant long-term development capital expenditures in 2007.

(4)	2007 finding and development costs not applicable due to negative technical revisions.

Pre-tax Net Asset Value
An estimate of Paramount’s pre-tax net asset value as of December 31, 2007 is as follows:

($ millions)	2007
Present value of reserves (1) (9)	$679.5
Appraised value of undeveloped land (2)	142.9
Seismic (at cost)	83.6
Projects under evaluation (at cost) (3)	33.6
Value of short-term investments	95.7
Market value of long-term investments (4)	322.1
Other (6)	54.3

Total assets	1,411.7

Long-term debt — excludes unamortized financing fees	136.5
Working capital surplus and other (5)(8)	(24.9)

Total liabilities	111.6

Pre-tax net asset value	$1,300.1

Pre-tax net asset value per basic common share (7)	$19.21

(1)	Based on McDaniel & Associates Consultants Ltd. forecast prices and costs and proved plus probable reserves discounted at 10 percent before income tax.

(2)	Based on McDaniel & Associates Consultants Ltd. Summary of Acreage Evaluation.

(3)	Excludes non-depletable wells assigned probable reserves.

(4)	Based on the period-end closing prices of Trilogy Energy Trust units and MGM Energy Corp. shares on the Toronto Stock Exchange, and book value of the remaining long-term investments.

(5)	Excludes short-term investments but includes current portion of stock-based compensation liability.

(6)	Includes inventory, drilling rigs, and corporate assets.

(7)	Outstanding shares: December 31, 2007 — 67,781,774.

(8)	Includes fair value of financial instruments extending past December 31, 2007, which are not included in the present value of reserves.

(9)	Reserve values have been evaluated under a blow-down scenario.

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the audited Consolidated Financial Statements of Paramount Resources Ltd. (“Paramount” or the “Company”) for the year ended December 31, 2007 and Paramount’s audited Consolidated Financial Statements and MD&A for the year ended December 31, 2006. Information included in this MD&A and the audited Consolidated Financial Statements has been presented in Canadian dollars in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), unless otherwise stated. The effect of significant differences between Canadian GAAP and United States GAAP is disclosed in Note 16 of the Consolidated Financial Statements.
This MD&A contains forward-looking statements, non-GAAP measures and disclosures of barrels of oil equivalent volumes. Readers are referred to the advisories concerning such matters under the heading “Advisories” in this document.
In this document “funds flow from operations”, “funds flow from operations per share — diluted”, “netback” and “net debt”, collectively the “Non-GAAP measures”, are presented as indicators of Paramount’s financial performance. The Non-GAAP measures do not have standardized meanings prescribed by GAAP and, therefore, are unlikely to be comparable to similar measures presented by other issuers.
This MD&A is dated March 12, 2008. Additional information concerning Paramount, including its Annual Information Form, can be found on the SEDAR website at www.sedar.com.
Paramount is an independent Canadian energy company involved in the exploration, development, production, processing, transportation and marketing of petroleum and natural gas. Management’s strategy is to maintain a balanced portfolio of opportunities, to grow reserves and production in Paramount’s Principal Properties while maintaining a large inventory of undeveloped acreage, and to selectively invest in and enter into joint ventures for higher risk/higher return prospects. Paramount has spun-out three public entities: (i) Paramount Energy Trust in February, 2003; (ii) Trilogy Energy Trust (“Trilogy”) in April, 2005; and (iii) MGM Energy Corp.(“MGM Energy”) in January, 2007. Paramount continues to hold investments in the securities of Trilogy and MGM Energy and also holds investments in the securities of MEG Energy Corp. (“MEG Energy”) as part of its portfolio of Strategic Investments.
Paramount has defined its continuing operations into three business segments, established by management to assist in resource allocation, assessing operating performance and achieving long-term strategic objectives: i) Principal Properties; ii) Strategic Investments; and iii) Corporate.
Paramount’s Principal Properties are divided into four Corporate Operating Units (“COU’s”) as follows:
•	Kaybob consisting of properties in West Central Alberta;
•	Grande Prairie consisting of properties in Central Alberta;
•	Northern consisting of properties in Northern Alberta, the Northwest Territories and Northeast British Columbia; and
•	Southern consisting of properties in Southern Alberta, Saskatchewan, as well as Montana and North Dakota in the United States.
Strategic Investments include investments in other entities, including affiliates, development stage properties and assets where there is no near-term expectation of production, but a longer-term value proposition based on spin-outs, sales, or future revenue generation.
The Corporate segment is comprised of income and expense items, including general and administrative expense, interest expense and taxes that have not been specifically allocated to Principal Properties or Strategic Investments.

Highlights

Years ended December 31	2007	2006	2005
($ millions, except as noted)
Financial
Funds flow from operations	100.5	171.6	252.5
per share — diluted ($/share)	1.42	2.53	3.89
Net earnings (loss)	416.2	(17.8)	(63.9)
per share — basic ($/share)	5.94	(0.26)	(0.99)
per share — diluted ($/share)	5.89	(0.26)	(0.99)
Petroleum and natural gas sales	283.4	312.6	482.7
Total assets	1,299.8	1,419.0	1,111.5
Long-term debt	134.6	508.8	353.9
Net debt	15.9	593.4	428.7

Operational
Sales volumes
Natural gas (MMcf/d)	78.8	81.6	122.6
Oil and NGLs (Bbl/d)	3,536	3,653	4,452
Total (Boe/d)	16,669	17,256	24,888
Average realized price
Natural gas ($/Mcf)	6.77	7.66	8.61
Oil and NGLs ($/Bbl)	68.74	63.27	60.01
Wells drilled (net)	108	231	172
2007 Significant Events
Strategic Investments
•	Successfully completed the spinout of MGM Energy on January 12, 2007.
•	Sold the Company’s investment in North American Oil Sands Corporation, (“North American”) during the second quarter for $682.4 million resulting in a before tax gain of $528.6 million.
•
Sold the Company’s oil sands leases and natural gas rights in the Surmont area of Alberta (“the Surmont Assets”) during the second quarter for $301.7 million resulting in a before tax gain of $271.0 million. Proceeds included $151.7 million in common shares of the purchaser, MEG Energy.

•	Invested $9.0 million in 3.3 million common shares of MGM Energy pursuant to a public offering by MGM Energy. Following the offering, Paramount’s ownership interest in MGM Energy was 16.7 percent.
•
Invested $14.2 million in 2.1 million units of Trilogy through open market purchases and participated in Trilogy’s distribution reinvestment plan, acquiring an additional 0.6 million units, increasing Paramount’s equity ownership from 16.2 percent to 18.8 percent at December 31, 2007.

•	Completed the construction and commissioning of two drilling rigs, now in service for Paramount’s North Dakota oil drilling program.

Principal Properties
•	Drilled five oil wells by December 31, 2007 in North Dakota.
•	Received regulatory approval for waterflood and commenced Good Production Practice at Crooked Creek in Grande Prairie.
Corporate
•	Applied a portion of the proceeds from asset dispositions to reduce year end net debt to $15.9 million, $577.5 million lower than net debt at December 31, 2006.
•	Purchased 3.3 million Common Shares for cancellation under Paramount’s Normal Course Issuer Bid (“NCIB”) program for $54.9 million.
•	Reduced annual interest expense by $2.2 million and generated interest income of $8.9 million.
Funds Flow From Operations
The following is a reconciliation of funds flow from operations to the nearest GAAP measure:

($ millions)	2007	2006

Cash flow from operating activities	98.7	182.4
Change in non-cash working capital	1.8	(10.8)

Funds flow from operations	100.5	171.6

Funds flow from operations per boe	16.52	27.25

Paramount’s funds flow from operations decreased by 41 percent in 2007 to $100.5 million from $171.6 million in 2006. This decrease was primarily due to:
•	Lower realized gains on financial forward commodity contracts;
•	Lower revenue as a result of lower realized natural gas prices and lower product sales volumes;
•	Lower distributions from Paramount’s investment in Trilogy; and
•	Higher operating expenses.
These decreases were partially offset by:
•	Increased other income; and
•	Lower cash stock-based compensation payments.

The variances in funds flow from operations between 2006 and 2007 are summarized as follows:

$ millions
2006 Funds Flow From Operations	171.6
Favourable (unfavourable) variance

Petroleum and natural gas sales	(29.2)
Realized gain on financial commodity contracts	(30.2)
Royalties	5.3
Operating and transportation expense	(13.2)
General and administrative expense	(4.3)
Stock-based compensation expense	13.3
Interest expense	2.2
Distributions from equity investments	(21.0)
Other income	15.1
Other	(9.1)

Total variance	(71.1)

2007 Funds Flow From Operations	100.5

The 2006 funds flow from operations of $171.6 million was $80.9 million lower than funds flow from operations of $252.5 million in 2005. Significant items contributing to the decrease included $59.8 million attributable to the spin-out of properties to Trilogy, and $75.4 million related to natural gas price and volume decreases. These decreases were partially offset by increased realized gains on financial instruments of $54.2 million and lower royalty expenses of $18.0 million.
Net Earnings (Loss)
Paramount’s net earnings increased in 2007 to $416.2 million from a net loss of $17.8 million in 2006. The increase in net earnings was primarily due to:
•	Higher income from equity investments, including the gain on sale of North American shares of $528.6 million;
•	Higher gains on sale of property, plant and equipment, including the gain on sale of the Surmont Assets of $271.0 million;
•	Increased investment and other income; and
•	Unrealized foreign exchange gains.
These changes were partially offset by:
•	A higher future income tax provision;
•	A higher write-down of petroleum and natural gas properties;
•	Unrealized losses on financial instruments in 2007 versus unrealized gains on financial instruments in 2006; and
•	Higher dry hole expense.

The variances in net earnings (loss) between 2006 and 2007 are summarized as follow:

$ millions
2006 Net Loss	(17.8)
Favourable (unfavourable) variance

Impact of variances in funds flow from operations	(71.1)
Unrealized gain (loss) on financial commodity contracts	(48.1)
Stock-based compensation — non cash portion	(3.0)
Depletion, depreciation and accretion	22.2
Exploration	7.5
Dry hole	(34.1)
Gain on sale of property, plant and equipment	282.6
Income from equity investments	395.6
Write-down of petroleum and natural gas properties and goodwill	(90.1)
Unrealized foreign exchange	27.6
Future income tax	(93.9)
Other	38.8

Total variance	434.0

2007 Net Earnings	416.2

Paramount’s 2006 net loss decreased to $17.8 million from a net loss of $63.9 million in 2005. This change was primarily due to higher income from equity investments, which included dilution gains totalling $129.7 million, lower non-cash stock based compensation expense, and higher unrealized gains on financial instruments. These increases were partially offset by lower product sales revenues and a higher write-down of petroleum and natural gas properties in 2006 compared to 2005.
Principal Properties
Netbacks and Segment Loss

($ millions)	2007	2006

Revenue	283.4	312.6
Royalties	(42.7)	(48.0)
Operating expenses	(83.3)	(71.9)
Transportation expenses	(15.9)	(14.2)

Netback excluding realized financial commodity contracts	141.5	178.5
Realized gain on financial commodity contracts	12.0	42.2

Netback including realized gain on commodity contracts	153.5	220.7
Other Principal Property items (see below)	(445.0)	(363.6)

Segment loss	(291.5)	(142.9)

Revenue

($ millions)	2007	2006	% change

Natural gas sales	194.7	228.3	(15)
Oil and NGLs sales	88.7	84.3	5

Total	283.4	312.6	(9)

Revenue from natural gas, oil and NGLs sales in 2007 was $283.4 million, down nine percent from 2006 due primarily to the impact of lower realized natural gas prices and sales volumes, partially offset by higher realized oil and NGLs prices.
The impact of changes in prices and volumes on petroleum and natural gas sales revenue for the year ended December 31, 2007 are as follows:

($ millions)	Natural gas	Oil and NGLs	Total
Year ended December 31, 2006	228.3	84.3	312.6
Effect of changes in prices	(25.8)	7.2	(18.6)
Effect of changes in sales volumes	(7.8)	(2.8)	(10.6)

Year ended December 31, 2007	194.7	88.7	283.4

Sales Volumes

	2007			2006			Change
		Oil
	Natural	and		Natural	Oil and		Natural	Oil and
	Gas	NGLs	Total	Gas	NGLs	Total	Gas	NGLs	Total
	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d	MMcf/d	Bbl/d	Boe/d

Kaybob	22.3	533	4,245	15.3	456	2,999	7.0	77	1,246
Grande Prairie	11.2	765	2,640	15.0	678	3,180	(3.8)	87	(540)
Northern	25.7	865	5,151	33.7	1,088	6,714	(8.0)	(223)	(1,563)
Southern	18.1	1,369	4,389	15.2	1,426	3,962	2.9	(57)	427
Other	1.5	4	244	2.4	5	401	(0.9)	(2)	(157)

	78.8	3,536	16,669	81.6	3,653	17,256	(2.8)	(118)	(587)

Average daily natural gas sales volumes decreased to 78.8 MMcf/d in 2007 compared to 81.6 MMcf/d in 2006. The decrease was primarily a result of production declines in Northern at Bistcho and the shut-in of the Maxhamish facility in October 2007, and normal production declines in Grande Prairie at Mirage. These decreases were partially offset by increases in daily natural gas sales volumes as a result of drilling and tie-in activities from Paramount’s 2007 capital program, primarily at Musreau and Resthaven in Kaybob and Chain in Southern.
Average daily crude oil and NGLs sales volumes decreased to 3,536 Bbl/d in 2007 compared to 3,653 Bbl/d in 2006, primarily as a result of declines in Cameron Hills oil production in Northern, partially offset by new production in Grande Prairie and Kaybob. Oil production increased in Southern in the fourth quarter of 2007 as new wells in North Dakota were bought on production.
Paramount’s original 2007 annual production outlook was 21,000 Boe/d and actual production was 16,669 Boe/d. The reduction from budget was due to several factors including: weather delays in Southern and Kaybob, lower production than expected in Kaybob, non-core property and facility disposals, equipment and other facility issues, and delays in rig arrival and commissioning in Southern.

Commodity Prices
Key monthly average commodity price benchmarks and foreign exchange rates are as follows:

	2007	2006	% change
Natural Gas
New York Mercantile Exchange (Henry Hub Close) (US$/MMbtu)	6.86	7.22	(5)
AECO (Cdn$/GJ)	6.27	6.62	(5)

Crude Oil
West Texas Intermediate (US$/Bbl)	72.34	66.25	9
Edmonton Par (Cdn$/Bbl)	77.02	73.34	5

Foreign Exchange
Cdn$/1US$	1.07	1.13	(5)
Average Realized Prices

	2007	2006	% change
Natural gas ($/Mcf)	6.77	7.66	(12)
Oil and NGLs ($/Bbl)	68.74	63.27	9

Total ($/Boe)	46.59	49.63	(6)

Paramount’s average realized natural gas price for 2007, before realized gains on financial commodity contracts, decreased to $6.77/Mcf compared to $7.66/Mcf in 2006. Paramount’s average realized natural gas price is based on prices received at the various markets in which it sells natural gas. Paramount’s natural gas sales portfolio primarily consists of sales priced at the Alberta spot market, Eastern Canadian markets, and California markets. Paramount’s natural gas production is sold in a combination of daily and monthly contracts.
Paramount’s average realized oil and NGLs price for 2007, before realized losses on financial commodity contracts, increased to $68.74/Bbl compared to $63.27/Bbl in 2006. Paramount’s Canadian oil and NGLs sales portfolio primarily consists of sales priced relative to Edmonton Par, adjusted for transportation and quality differentials. Paramount’s United States oil and NGLs sales portfolio is sold at the lease with differentials negotiated relative to West Texas Intermediate crude oil prices.
Commodity Price Management
Paramount, from time to time, uses financial and physical commodity price instruments to reduce exposure to commodity price volatility. Financial instruments are limited to production periods of no longer than 12 months and a cumulative maximum of 50 percent of Paramount’s forecast production on a barrel of oil equivalent basis over the term of the instrument.
Paramount’s outstanding financial and physical contracts are disclosed in the Consolidated Financial Statements in Note 11 — Financial Instruments. Paramount has not designated any of the financial instrument contacts as hedges, and as a result changes in the fair value of these contracts are recognized in earnings.

The realized and unrealized gain (loss) on financial forward commodity contracts are as follows:

($ millions, except as noted)	2007	2006
Realized gain	12.0	42.2
Unrealized gain (loss)	(25.2)	22.9

Total gain (loss)	(13.2)	65.1

Realized gain ($/Boe)	1.98	6.70
Unrealized gain (loss) ($/Boe)	(4.14)	3.63

Total gain (loss) ($/Boe)	(2.16)	10.33

Paramount used floating to fixed natural gas price swaps to fix the sales price of natural gas from January to March of 2007 resulting in realized gains of $15.2 million. Paramount used a series of floating to fixed swaps to reduce oil price volatility resulting in realized losses of $3.2 million during 2007. Paramount also has a long-term physical contract to sell 3,400 GJ/d of natural gas at a fixed price of $2.52/GJ plus an escalation factor, expiring in 2011.
Royalties

($ millions, except as noted)	2007	2006	% change
Natural gas	27.3	32.7	(17)
Oil and NGLs	15.4	15.3	1

Total	42.7	48.0	(11)

$/Boe	7.02	7.62	(8)
Royalty rate (%)	15.1	15.4	(2)
Royalties decreased 11 percent to $42.7 million in 2007 compared to $48.0 million in 2006, primarily as a result of decreases in Paramount’s revenue. The 2007 royalty expense included the impact of allowable deductions for operating and capital costs for royalty purposes on frontier lands in the Northwest Territories and lower deep gas royalty holidays in Kaybob.
The impact of changes in revenue and royalty rates on royalty expense for the year ended December 31, 2007 is as follows:

($ millions)	Total
Year ended December 31, 2006	48.0
Effect of changes in revenue	(4.4)
Effect of changes in royalty rates	(0.9)

Year ended December 31, 2007	42.7

Operating Expense

($ millions, except as noted)	2007	2006	% change
Operating expense	83.3	71.9	16
$/Boe	13.70	11.42	20
Operating expenses increased 16 percent to $83.3 million in 2007 compared to $71.9 million in 2006, primarily as a result of higher plant equalization and turnaround costs in Northern and higher costs in Kaybob associated with production increases. General increases in the costs of goods and services, combined with an increased level of maintenance activities and workovers also contributed to the current year increase.

Transportation Expense

($ millions, except as noted)	2007	2006	% change
Transportation expense	15.9	14.2	12
$/Boe	2.61	2.25	16
Transportation expense increased to $15.9 million in 2007 compared to $14.2 million in 2006, primarily as a result of increased transportation costs associated with Kaybob volumes and higher pipeline tariffs.
Netbacks
The following table shows Paramount’s reported netbacks by product type for 2007 and 2006:

	2007	2006

Natural gas ($/Mcf)
Revenue	6.77	7.66
Royalties	0.95	1.10
Operating expenses	2.37	1.93
Transportation	0.52	0.41

Netback excluding realized financial commodity contracts	2.93	4.22
Realized gain on natural gas financial commodity contracts	0.53	1.45

Netback including realized gain on commodity contracts	3.46	5.67

Conventional oil ($/Bbl)
Revenue	68.85	63.65
Royalties	11.99	9.80
Operating expenses	12.19	10.71
Transportation	0.50	1.42

Netback excluding realized financial commodity contracts	44.17	41.72
Realized loss on crude oil financial commodity contracts	(3.16)	(1.12)

Netback including realized loss on financial commodity contracts	41.01	40.60

Natural gas liquids ($/Bbl)
Revenue	68.33	62.01
Royalties	11.62	16.86
Operating expenses	9.85	10.72
Transportation	1.10	1.76

Netback	45.76	32.67

All products ($/Boe)
Revenue	46.59	49.63
Royalties	7.02	7.62
Operating expenses	13.70	11.42
Transportation	2.61	2.25

Netback excluding realized financial commodity contracts	23.26	28.34
Realized gain on financial commodity contracts	1.98	6.70

Netback including realized gain on financial commodity contracts	25.24	35.04

Other Principal Property Items

($ millions)	2007	2006

Depreciation, depletion, and accretion	133.1	156.2
Exploration expense	6.2	15.0
Dry hole expense	27.7	24.1
Write-down of petroleum and natural gas properties	272.0	183.8
Write-down of goodwill	2.0	—
Gain on sale of property plant and equipment	(13.7)	(1.9)
Unrealized gain (loss) on commodity contracts and other expenses	23.0	(13.6)
Other income	(5.3)	—

Total	445.0	363.6

Depletion, depreciation and accretion expense (“DD&A expense”) decreased to $133.1 million or $21.88/Boe in 2007 compared to $156.2 million or $24.80/Boe in 2006. The decrease in DD&A expense is primarily the result of lower per unit depletion rates. The per Boe DD&A expense rate for 2007 decreased 12%, related to property write-downs at December 31, 2006 and at September 30, 2007, which reduce the balance subject to depletion.
Exploration expense consists of geological and geophysical costs, seismic, and lease rentals expenses. The decrease in 2007 is consistent with Paramount’s lower capital spending and includes lower seismic expenditures in Grande Prairie and Kaybob.
Dry hole expense was $27.7 million for 2007 compared to $24.1 million in 2006. The 2007 dry hole expense related primarily to unsuccessful wells in Northern.
During 2007, the Company recognized a write-down of petroleum and natural gas properties of $272.0 million, of which $79.6 million was recorded in the third quarter. The write-down related primarily to natural gas properties in Kaybob, Northern, and Grande Prairie. The write-down within Kaybob was a result of technical revisions to previously recognized reserves and development costs exceeding the present value of reserves found. At Northern, the write-down was primarily the result of shutting in the Maxhamish area because of low gas prices and high costs in West Liard. Within Grande Prairie the write-down was focused on natural gas producing areas primarily at Ante Creek. Paramount also recorded an impairment provision of $8.0 million related to equipment inventory purchased over the last two drilling seasons that is now surplus to the Company.
The gain on sale of property, plant and equipment includes gains on non-core Principal Properties of $12.7 million as the Company continues to divest properties and assets that are not considered strategic.
Other income includes a royalty refund of $4.3 million (“Royalty Refund”) related to the confirmation of the inclusion of certain wells for a reduced royalty rate and calculating the impact of the rate change on historic royalty estimates.
Strategic Investments

($ millions)	2007	2006

Income from equity investments	548.8	154.5
Gain on sale of property, plant and equipment	270.8	—
General and administrative	(4.5)	(1.0)
Stock based compensation	(0.9)	—
Depreciation	(0.9)	—
Exploration	(3.8)	(2.8)
Dry hole	(39.8)	(9.4)
Non-controlling interest	10.9	—

Segment Earnings	780.6	141.3

Strategic Investments at December 31, 2007 include the following:
•	equity investments in Trilogy and MGM Energy;

•	oil sands investments, including shares in MEG Energy and carbonate bitumen holdings; and

•	drilling rigs in the United States operated by Paramount’s wholly owned subsidiary, Paramount Drilling U.S. LLC (“Paramount Drilling”).
Income from equity investments includes a $528.6 million gain on sale of Paramount’s investment in North American shares. This gain is net of expenses, including a bonus of 150,000 Common Shares of Paramount paid to the chairman and CEO of Paramount under the Company’s stock incentive plan. Income from equity investments also includes net dilution gains of $23.1 million and net equity losses of $1.7 million. Prior year equity earnings include dilution gains of $111.3 million related to North American and $18.4 million related to Trilogy.
The gain on sale of property, plant and equipment primarily relates to the Surmont Assets. Total proceeds included $75.0 million cash, a $75.0 million interest bearing note receivable (the “MEG Note”) and common shares of MEG Energy valued at $151.7 million. The MEG Note is secured by certain of MEG Energy’s assets and was repaid subsequent to December 31, 2007.
MEG Energy is a private Canadian energy company focused on oil sands development in the Athabasca region of Alberta. MEG owns a reported 100 percent working interest in over 750 square miles of oil sands leases with its reported principal asset being 80 contiguous square miles of oil sands leases in Christina Lake.
Paramount Drilling conducts its drilling operations with two drilling rigs that were constructed during 2006 and 2007. The drilling operations commenced during the second half of 2007 after rig delivery and commissioning were completed. Depreciation consists of drilling rig depreciation.
General and administrative expense and stock-based compensation for 2007 were incurred primarily by MGM Energy, when MGM Energy was consolidated by Paramount. Other general and administrative and stock-based compensation related to Paramount Drilling.
Dry hole and exploration expenses for 2007 related to MGM Energy’s 2006/2007 winter drilling program, when MGM Energy was consolidated by Paramount and for the period to January 12, 2007 when the MGM Energy properties were owned by Paramount.
Until May 29, 2007, Paramount owned greater than 50 percent of MGM Energy’s common shares and the results of operations and cash-flows of MGM Energy were consolidated in the financial results of Paramount. As a result of the May 30, 2007 issuance of common shares by MGM Energy, Paramount’s ownership of MGM Energy was reduced to less than 50 percent and accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Energy using the equity method. Prior to the January 12, 2007 spin-out, the Mackenzie Delta and other Northern assets were owned by Paramount and included in the Strategic Investment segment.
Corporate

($ millions)	2007	2006

General and administrative	31.1	30.4
Stock-based compensation	(14.6)	(3.4)
Interest and financing charges	32.1	34.3
Debt extinguishment	11.1	—
Foreign exchange (gain) loss	(20.0)	5.3
Other income	(10.1)	(0.4)

Corporate costs	29.6	66.2

Corporate segment net costs totalled $29.6 million in 2007 compared to net costs of $66.2 million in 2006. The reduced costs were associated with foreign exchange gains and a higher stock-based compensation recovery. Paramount’s general and administrative expenses increased primarily due to lower recoveries from Trilogy and increased compensation costs.

Interest and financing charges for 2007 were $32.1 million compared to $34.3 million in 2006, as Paramount had lower average debt levels in 2007 following the repayment of US$225.4 million of long-term debt, Paramount’s short-term facility, and the credit facility mid-way through 2007. Paramount expensed $11.1 million in connection with the Term Loan B facility (“TLB”) extinguishment and US Senior Notes purchases. Included in the foreign exchange gain in 2007 is a gain on US dollar denominated debt of $48.3 million, offset by losses on foreign exchange collars of $22.0 million. Paramount uses foreign exchange collars to offset volatility caused by foreign exchange changes associated with US dollar denominated debt. The prior year foreign exchange loss of $5.3 million was related to foreign exchange losses on US dollar denominated debt partially offset by an unrealized gain of $4.5 million on a foreign exchange collar.
Other income includes interest income earned on Paramount’s short-term investments including the MEG Note.
Capital Expenditures

($ millions)	2007	2006
Geological and geophysical	4.3	9.1
Drilling and completions	158.1	257.2
Production equipment and facilities	104.4	120.2

Exploration and development expenditures	266.8	386.5
Land	13.5	34.1
Property acquisitions	0.4	15.8
Cash proceeds on property dispositions	(28.1)	(7.2)

Principal Properties	252.6	429.2
Strategic Investments	54.2	92.0
Cash proceeds on disposal of Strategic Investments	(78.7)	—
Corporate	1.8	0.4

Net capital expenditures	229.9	521.6

During 2007, exploration and development expenditures totalled $266.8 million compared to $386.5 million in 2006. Paramount’s 2007 capital budget was $300 million, consisting of $265 million for exploration and development expenditures, excluding land acquisitions and $35 million for oil sands projects. Exploration and development expenditures were $266.8 million or $1.8 million higher than budgeted. Variations from budget included decreases in Southern due primarily to drilling rig delays offset by overspending in Grande Prairie related to additional costs associated with the 2006/2007 winter drilling program.
Strategic Investment capital expenditures for 2007 totalled $54.2 million and include $35.3 million in the Mackenzie Delta area, of which $30.1 million was expended by MGM Energy while it was consolidated by Paramount, and $16.7 million for the Surmont Assets prior to disposal. Prior year expenditures include $56.5 million related to properties transferred to North American and $19.8 million for drilling rigs. Paramount’s other oil sands project spending was $18 million in 2007, a decrease of $17 million from budget, due primarily to the mid-year disposal of the Surmont Assets and the postponement of other oil sands projects.

Wells drilled for the past three years are as follows:

	2007		2006		2005
(wells drilled)	Gross(1)	Net(2)	Gross(1)	Net(2)	Gross(1)	Net(2)
Gas	87	52	235	147	273	139
Oil	22	9	20	10	18	9
Heavy oil and oil sands evaluation	46	44	124	62	35	14
Dry & Abandoned (3)	4	3	19	12	15	10

Total	159	108	398	231	341	172

(1)	Gross wells is the number of wells that Paramount has a working interest or a royalty interest that may be converted to a working interest.

(2)	Net wells is the aggregate number of wells obtained by multiplying each gross well by Paramount’s percentage of working interest.

(3)	Dry & Abandoned for 2007 includes two (2.0 net) wells drilled by MGM Energy.
Liquidity and Capital Resources

($ millions)	2007	2006	Change

Working capital deficit (surplus)	(120.6)	84.3	204.9
Credit facility	—	85.1	(85.1)
Term loan B facility (2)	—	174.8	(174.8)
US Senior Notes (2)	136.5	248.9	(112.4)
Stock-based compensation liability (1)	—	0.3	0.3

Net debt (1)	15.9	593.4	(577.5)

Share capital	313.8	341.1	(27.3)
Contributed surplus	1.4	—	1.4
Retained earnings	593.5	222.7	370.8

Total	924.6	1,157.2	(232.6)

(1)
Paramount has excluded the stock-based compensation liability related to Paramount Options for 2006 as it was Paramount’s practice to decline optionholders requests for cash payments, thereby necessitating optionholders to exercise their vested Paramount Options from August 2005 to June 2007.

(2)	Excludes unamortized financing charges.
Working Capital
Paramount’s working capital surplus position at December 31, 2007 was $120.6 million compared to a deficit of $84.3 million at December 31, 2006. Included in working capital as of December 31, 2007 was $83.3 million in cash and cash equivalents and $95.7 million in short-term investments, including the MEG Note. The increase in working capital is primarily the result of the disposition of certain Strategic Investments and non-core Principal Properties during the year for total proceeds of in excess of $1.0 billion. In March 2007, Paramount closed a six month $100 million short-term facility that was repaid and cancelled on June 29, 2007.
Paramount expects to finance its 2008 operations, contractual obligations, and budgeted capital expenditures from its existing working capital surplus, funds flow from operations, and from available borrowing capacity, if required. Paramount may use its funds and available credit to add to its portfolio of Strategic Investments or for other purposes.
Bank Credit Facility
At December 31, 2007, Paramount’s credit agreement had a $170 million gross borrowing base with a net borrowing base of $155 million. At Paramount’s request, the banking syndicate has provided aggregate commitments to lend up to $125 million. As of December 31, 2007, no balances were drawn on the credit facility, however, Paramount had undrawn letters of credit outstanding totalling $15.5 million that reduce the amount available to the Company under the credit facility.

US Senior Notes
During the third quarter of 2007, Paramount made open market purchases of US$75.4 million principal amount of its 8.5% US Senior Notes, reducing the net principal outstanding to US$138.2 million (CAD$ 136.5 million) at December 31, 2007. Paramount may re-market the purchased debt at its discretion.
Term Loan B Facility
On July 3, 2007, Paramount repaid the entire principal outstanding of its US$150 million TLB Facility. The TLB Facility is no longer available to the Company.
Share Capital
The Company received regulatory approval for a NCIB ending on May 6, 2008. Under the NCIB, the Company was permitted to purchase up to 3,298,526 of its Common Shares for cancellation. Effective December 19, 2007, Paramount received regulatory approval for an amendment to the NCIB which increased the number of shares available for purchase to 3,546,859. To December 31, 2007, Paramount purchased and cancelled 3,298,526 Common Shares for $54.9 million.
At March 10, 2008, Paramount had 67,686,374 Common Shares outstanding, 6,206,750 Stock Options (with each entitling the holder to acquire one Common Share) outstanding (872,850 exercisable) and 300,625 Holdco options outstanding (226,125 exercisable).
Contractual Obligations
Paramount had the following contractual obligations as at December 31, 2007:

($ millions)	2008	2009-2010	2011-2013	After 2013	Total
US Senior Notes, including interest	11.7	23.4	167.4	—	202.5
Asset retirement obligations	1.6	1.7	46.0	172.0	221.3
Pipeline transportation commitments (1)	14.2	23.8	25.9	43.4	107.3
Capital and drilling spending commitment	4.8	—	—	—	4.8
Operating leases	3.2	5.4	3.0	—	11.6

Total	35.5	54.3	242.3	215.4	547.5

(1)	Certain of the pipeline transportation commitments are secured by outstanding letters of credit totaling $3.8 million at December 31, 2007.
Contingencies
Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.
Tax and royalty legislation and regulations, and government interpretation and administration thereof, continually changes. As a result, there are often tax and royalty matters under review by relevant government authorities.
All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for a significant portion of its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.
Paramount, as the original lessee, has committed to discharge MGM Energy’s office lease payment should MGM Energy not fulfill its lease obligation.

Quarterly Information

	2007				2006
($ millions, except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Funds flow from operations	18.0	21.7	18.0	42.8	26.1	37.3	65.8	42.4
per share — diluted ($/share)	0.26	0.31	0.25	0.60	0.38	0.54	0.95	0.63

Petroleum and natural gas sales	61.8	61.9	80.9	78.8	73.1	77.9	73.7	87.9

Net earnings (loss)	(156.5)	(82.2)	671.0	(16.1)	(159.6)	22.2	111.9	7.8
per share — basic ($/share)	(2.29)	(1.17)	9.46	(0.23)	(2.32)	0.33	1.65	0.12
per share — diluted ($/share)	(2.29)	(1.17)	9.34	(0.23)	(2.32)	0.32	1.61	0.12

Sales volumes
Natural gas (MMcf/d)	67.6	73.5	89.5	84.8	79.0	81.4	83.2	82.9
Oil and NGLs (Bbl/d)	2,984	3,977	3,561	3,636	3,937	3,901	3,423	3,339
Total (BOE/d)	14,248	16,231	18,480	17,773	17,104	17,471	17,297	17,152

Average realized price
Natural gas ($/Mcf)	6.43	5.31	7.35	7.72	7.20	7.07	6.98	9.39
Oil and NGLs ($/Bbl)	79.77	70.99	64.66	60.84	57.47	69.32	66.79	59.39
Significant Items Impacting Quarterly Results
Quarterly earnings variances include the impacts of changing production volumes and market prices.
Fourth quarter 2007 earnings include a $192.4 million write-down of petroleum and natural gas properties, primarily related to natural gas producing properties.
Third quarter 2007 earnings include a write-down of petroleum and natural gas properties of $79.6 million related to Kaybob and Northern.
Second quarter 2007 net earnings include a pre-tax $528.6 million gain on the sale of North American and a pre-tax gain of $282.2 million on the sale of property, plant and equipment, including $271.0 million related to the sale of the Surmont Assets.
First quarter 2007 net earnings include $47.6 million of dry hole expenses, including $39.8 million related to MGM Energy’s 2006/2007 drilling program and an $18.9 million future income tax recovery.
Fourth quarter 2006 net earnings included a write-down of petroleum and natural gas properties of $182.5 million.
Third quarter 2006 net earnings included $24.2 million of financial instrument gains and a $14.7 million stock-based compensation recovery.
Second quarter 2006 net earnings included a dilution gain of $101.0 million from Trilogy and North American and dry hole expenses of $12.2 million.
First quarter 2006 net earnings included a $28.5 million gain on financial commodity instruments and a $19.3 million stock-based compensation expense.

Fourth Quarter Review
Netback

($ millions, except as noted)	2007	2006

Revenue	61.8	73.1
Royalties	(5.2)	(11.9)
Operating expenses	(21.6)	(16.1)
Transportation expenses	(3.4)	(3.4)

Netback excluding realized financial instruments	31.6	41.7
Realized (loss) gain on financial instruments – commodity contracts	(4.2)	10.2

Netback including realized (loss) gain on commodity contracts	27.4	51.9

Netback per Boe	20.92	32.98

Funds Flow from Operations

($ millions, except as noted)	2007	2006

Cash flow (used in) from operating activities	(53.3)	8.6
Change in non-cash working capital	71.2	17.5

Funds flow from operations	17.9	26.1

Funds flow from operations per Boe	13.66	16.59

Paramount’s fourth quarter production of 14,248 Boe/d consisted of 67.6 MMcf/d of natural gas and 2,984 Bbl/d of oil and NGLs, generating production revenue of $61.8 million, a decrease of $11.3 million from the prior year comparable quarter. The decrease included the impact of lower sales volumes and gas prices partially offset by increased oil and NGL prices.
Fourth quarter royalties decreased to $5.2 million in 2007 compared to $11.9 million in 2006, primarily the result of lower revenues. Northern’s 2007 royalty expense was lower as a result of production declines and the impact of allowable capital expense deductions reducing the crown royalties payable on frontier lands in the Northwest Territories. Similarly, Grande Prairie’s royalty expense is lower in the current year quarter due to significant production decreases from the fourth quarter in 2006. Kaybob and Southern had moderately higher royalty expenses as production continues to grow in those areas.
Operating expenses increased in the fourth quarter of 2007 and included provisions for additional plant equalizations and increased workover expenditures. The current year quarter also includes lower processing income due to a facility shut-in in Northern.
Paramount continued to invest in Trilogy, both through purchases of 1.7 million units and by participating in Trilogy’s dividend reinvestment plan acquiring 0.6 million units. Paramount also made additional NCIB share purchases, acquiring 1.4 million Common Shares.
Included in Other Income in the quarter is the Royalty Refund of $4.3 million.

Subsequent Events
Subsequent to December 31, 2007 Paramount:
•	Purchased US$45.0 million principal amount of US Senior Notes on the open market;

•
Paid $22.3 million to settle the outstanding foreign exchange collar and entered a new foreign exchange collar with a notional amount of US$90.0 million, a floor of CDN$1.0200/USD and ceiling of CDN$0.9821/ USD expiring July 31, 2008;

•	Purchased 6,400 Paramount Common Shares for $0.1 million under the Amended NCIB;

•	Purchased 1.9 million units of Trilogy for $13.7 million and acquired 0.4 million units by participating in Trilogy’s distribution reinvestment plan;

•
Purchased 3.5 million common shares of Paxton Corporation (“Paxton”), a private company, representing approximately 20 percent of the outstanding common shares for $4.8 million. Certain directors of Paramount are also directors and shareholders of Paxton;

•
Entered into financial commodity contracts to sell 40,000MMbtu/d of natural gas from April to October 2008 at a weighted average NYMEX price of US$9.07/MMbtu and 20,000MMbtu/d from November 2008 to March 2009 at a weighted average NYMEX price of US$9.99/MMbtu;

•	Received $75.0 million cash on repayment of the note receivable from MEG Energy; and

•	Sold non-core Northern properties for $6.4 million.
Related Party Transactions
Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly-owned subsidiary of Trilogy, and MGM Energy, at cost and cost plus 10 percent, respectively. Transactions with Trilogy and MGM Energy are settled monthly. In addition, as a result of the respective spinouts, certain employees of Trilogy and MGM Energy hold Paramount and / or Holdco Options and, therefore, stock-based compensation expense accrues to Paramount. The following table summarizes the related party transactions:

	2007		2006
($ millions)	Trilogy	MGM Energy	Trilogy	MGM Energy

Services Agreement	1.1	1.0	1.9	—
Stock-based Compensation	(0.4)	(0.1)	0.7	—

	0.7	0.9	2.6	—

Included in accounts payable and accrued liabilities is $2.0 million due to a supplier for the construction of Paramount’s drilling rigs. An individual who is a part owner of the supplier is also a director of a company affiliated with Paramount.
MGM Spinout
On January 12, 2007, Paramount Resources Ltd. completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount Resources Ltd., its shareholders and MGM Energy, a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.

Through the MGM Spinout:
•
Paramount’s shareholders received an aggregate of approximately 2.8 million common shares of MGM Energy (“MGM Shares”) and approximately 14.2 million warrant units of MGM Energy, with each warrant unit consisting of one MGM Energy short term warrant (each, a “Short Term Warrant”) and one MGM Energy longer term warrant (each, a “Longer Term Warrant”);

•
Paramount received a demand promissory note and 18.2 million voting Class A Preferred Shares of MGM Energy, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into MGM Shares; and

•
MGM Energy became the owner of; (i) rights and obligations under an area-wide farm-in agreement (the “Farm-in Agreement”) respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and two Inuvialuit concession agreements; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property, rights and obligations formerly being owned by Paramount. Paramount continued to be jointly and severally liable for obligations of MGM Energy under the Farm-in Agreement to the extent that such obligations were not satisfied by MGM Energy for so long as MGM Energy was an “affiliate” of Paramount as such term was defined in the Farm-in Agreement. As a result of equity issuances by MGM Energy during 2007, MGM Energy and Paramount are no longer “affiliates” as defined.

As a result of the MGM Spinout, the carrying value of Paramount’s Common Shares was reduced by $3.5 million, retained earnings were reduced by $5.9 million and future tax liability was increased by $3.3 million. The net book value of the assets transferred by Paramount to MGM Energy was $45.2 million.
Significant Equity Investees
The following table summarizes the assets, liabilities and results of operations of Paramount’s significant equity investees. The amounts summarized in the table below have been derived directly from the investees’ financial statements as at and for the years ended December 31, 2007 and 2006. Amounts summarized do not incorporate adjustments that Paramount makes in applying the equity basis of accounting for such investments. As a result, the amounts included in the table below cannot be used to directly recompute Paramount’s equity income and net investment respecting such investees.

($ millions)	Trilogy		MGM Energy
As at December 31	2007	2006	2007	2006
Current assets	$52.3	$88.4	$112.0	$—
Long term assets	875.9	994.3	205.6	—
Current liabilities	76.2	149.6	15.9	—
Long term liabilities	470.0	412.3	1.2	—
Equity	382.0	520.9	345.6	—

Years ended December 31	2007	2006	2007	2006
Revenue	304.3	417.1	3.1	—
Expenses	285.0	276.3	88.7	—
Taxes	69.1	—	(23.2)	—

Net Earnings (loss)	(49.8)	140.8	(62.3)	—

Units/shares outstanding at December 31	94,608,704	92,566,681	128,944,844	1

Paramount’s proportionate interest (1) in equity investee at December 31	18.8%	16.2%	16.7%	100%

(1)
Readers are cautioned that Paramount does not have any direct or indirect interest in or right to the equity investees’ assets or revenue nor does Paramount have any direct or indirect obligation in respect of or liability for the equity investees’ expenses or obligations. The Company is a security holder of Trilogy and MGM Energy, just like any other security holder of Trilogy and MGM Energy, and accordingly, the fair value of the Company’s investment in Trilogy and MGM Energy is based on the value of Trilogy and MGM Energy securities held.

Trilogy had 4.1 million trust unit options outstanding (0.2 million exercisable) at December 31, 2007 at exercise prices ranging from $6.65 to $23.95 per unit. MGM Energy had 3.1 million stock options outstanding (nil exercisable) at December 31, 2007 at exercise prices ranging from $2.42 to $5.00 per share.
Outlook
Paramount’s Board has approved a 2008 exploration and development budget of $130 million, excluding land purchases, and expects 2008 annual average production of approximately 15,250 Boe/d. The 2008 budget will focus on the development of conventional oil opportunities in North Dakota, Montana and at Crooked Creek in Alberta, natural gas opportunities in the Deep Basin at Kaybob, and maintaining coal bed methane production at Chain.
Risks and Risk Management
The exploration for and production of oil and natural gas involves a number of risks and uncertainties, including commodity pricing, industry competition, production practices, exploration uncertainty, transportation restrictions, foreign exchange rates, interest rates and government and regulatory practices.
Natural gas and oil prices are influenced by market supply and demand fundamentals as well as weather, political climate, and other events. As the majority of Paramount’s natural gas and oil sales are priced to US markets, the Canada/US dollar exchange rate also impacts revenue.
Exploration and operating uncertainty includes risks and hazards such as unusual or unexpected geological formations, high reservoir pressures, environmental damage, and other risks involved in drilling and operating wells. Drilling success is improved by using current technologies and shooting or purchasing seismic information. Paramount also attempts to minimize exploration and operating risks using prudent safety programs including insurance coverage against potential losses. Where an environmental breach occurs, fines and penalties may be incurred.
Paramount uses financial instruments in addition to fixed price physical delivery contracts with the objective of reducing exposure to the impacts of volatile commodity prices. The use of derivative instruments is limited to pre-approved policies and limits governed by Paramount’s Board of Directors. Paramount does not use financial instruments for trading or speculative purposes. Paramount is exposed to credit risk from financial instruments to the extent of non-performance by counterparties. Paramount minimizes credit risk associated with possible non-performance by financial instrument counterparties by entering into contracts with only highly rated counterparties and by controlling third party credit risk with credit approvals, limits on individual counterparty exposure, and monitoring procedures. Paramount sells production to a variety of purchasers under normal industry sale and payment terms. Paramount also uses long-term foreign exchange instruments to offset changes in the carrying value of US denominated debt.
Regulatory policies, royalties, and income taxes imposed by the various levels of government can be amended from time to time. Further, tax and royalty filings are subject to subsequent government audit and potential reassessments. Accordingly, the final income tax or royalty balance may differ materially from amounts recorded. Paramount attempts to ensure that it is in compliance with current regulations and can respond to changes as they occur by employing qualified personnel and engaging subject specialists as necessary.
On October 25, 2007, the Alberta Government announced a new Alberta Royalty Framework (the “Framework”) to become effective January 1, 2009. The Framework included changes to the crown royalty rates for both new and existing developments and is subject to further modifications prior to final legislation. The final impact of the Framework on Paramount’s royalties in Alberta may be material and will depend on future commodity prices and production rates, and enacted legislation and regulations.
Paramount also secures long-term transportation commitments to minimize transportation restrictions and cost volatility.

Critical Accounting Estimates
The preparation of the Consolidated Financial Statements in accordance with GAAP requires management to make estimates, judgments and assumptions that affect the reported amounts of assets, liabilities, revenues, expenses and disclosure of contingent assets and liabilities. The following is a discussion of the accounting estimates that are considered critical.
Property Plant and Equipment
Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. The application of the successful efforts method of accounting requires the use of judgment to determine, among other things, the designation of wells as development or exploratory, and whether exploratory wells have discovered economically recoverable quantities of proved reserves. All costs of development wells are capitalized. Costs of drilling exploratory wells are initially capitalized, pending evaluation of proved reserves. If economically recoverable reserves are not found, such costs are charged to earnings. The results of drilling an exploratory well can take considerable time and judgment to determine if proved reserves have been discovered.
Ultimately, these determinations affect whether such costs are capitalized and depleted on a unit-of-production basis or are charged to earnings as dry hole expense.
Reserve Estimates
Reserve engineering is an inherently complex and subjective process of estimating underground accumulations of petroleum and natural gas reserves. The process relies on interpretations of available geological, geophysical, engineering and production data. The accuracy of a reserves estimate is a function of the quality and quantity of available data, the interpretation of that data, the accuracy of various economic assumptions and the judgment of the persons preparing the estimate.
In 2007, 100 percent of Paramount’s reserves were evaluated by qualified independent reserves evaluators. Because these estimates depend on many assumptions, all of which may differ from actual results, reserves estimates may be different from the quantities of petroleum and natural gas that are ultimately recovered. The results of drilling, testing and production after the date of an estimate may justify revisions to the estimate.
The estimates of reserves impact; (i) the assessment of whether or not an exploratory well has found economically producible reserves; (ii) depletion rates; and (iii) impairment assessments of oil and gas properties, all of which could have a material impact on earnings.
Impairment of Petroleum and Natural Gas Properties
Paramount reviews its proved properties for impairment annually, or as economic events dictate, on a field basis. An impairment provision is recorded when the carrying value of a field exceeds its estimated expected future cash flows from proved and probable petroleum and natural gas reserves. Reserve estimates, as well as estimates for petroleum and natural gas prices, royalties and production costs, may change and there can be no assurance that additional impairment provisions will not be required in the future.
Asset Retirement Obligations
Paramount recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized in depletion, depreciation and accretion expense, and for revisions in either the timing or the amount of the original estimated cash flows associated with the liability.
Estimates of the associated asset retirement costs are subject to uncertainty associated with the method, timing, and extent of future retirement activities. Accordingly, the actual payments to settle the obligations may differ materially from estimated amounts.

Recent Accounting Pronouncements
Canadian GAAP
Effective January 1, 2008, Paramount will adopt new accounting standards for Capital Disclosures. The Company will disclose its objectives, policies and procedures for managing capital, and additional information with respect to capital compliance requirements.
Also effective January 1, 2008, Paramount will adopt new accounting standards for the Disclosure and Presentation of Financial Instruments. The Company will disclose additional information regarding the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments, and how the Company manages those risks. The new sections also establish standards for the presentation of financial instruments and non-financial derivatives.
Paramount does not anticipate that the adoption of these new standards will have an impact on the consolidated financial statements as they relate only to note disclosures.
International Financial Reporting Standards
The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converged to International Financial Reporting Standards (“IFRS”) over a transition period that is to be complete by 2011. The Company is currently assessing the impact of these new standards.
US GAAP
Effective for fiscal years beginning after November 15, 2007, Financial Accounting Standards Board (“FASB”) Statement 157, Fair Value Measurements, defines fair value, establishes a framework for measuring fair value and includes expanded disclosures about fair value measurements. Paramount will also have the option to measure certain financial instruments and other items at fair value. Paramount is currently evaluating the effects of these standards.
Disclosure Controls and Procedures
Management has assessed the effectiveness of Paramount’s disclosure controls and procedures as at December 31, 2007, and has concluded that such disclosure controls and procedures were effective as at that date.
Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems and controls determined to be effective can only provide reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.
Advisories
Forward-looking Statements
Certain statements included in this document constitute forward-looking statements or information under applicable securities legislation. Forward-looking statements or information typically contain statements with words such as “anticipate”, “believe”, “expect”, “plan”, “intend”, “estimate”, “propose”, or similar words suggesting future outcomes or statements regarding an outlook. Forward-looking statements or information in this document include, but are not limited to: business strategies and objectives, capital expenditures, reserve quantities and the undiscounted and discounted present value of future net revenues from such reserves, anticipated tax liabilities, future production levels, exploration and development plans and the timing thereof, abandonment and reclamation plans and costs, acquisition and disposition plans, operating and other costs and royalty rates.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. The following assumptions have been made, in addition to any other assumptions identified in this document:
•	the ability of Paramount to obtain required capital to finance its exploration, development and operations;

•	the ability of Paramount to obtain equipment, services and supplies in a timely manner to carry out its activities;

•	the ability of Paramount to market its oil and natural gas successfully to current and new customers;

•	the timing and costs of pipeline and storage facility construction and expansion and the ability of Paramount to secure adequate product transportation;

•	the ability of Paramount and its industry partners to obtain drilling success consistent with expectations;

•	the timely receipt of required regulatory approvals;

•	currency, exchange and interest rates; and

•	future oil and gas prices.
Although Paramount believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Paramount can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Paramount and described in the forward-looking statements or information. These risks and uncertainties include but are not limited to:
•	the ability of Paramount’s management to execute its business plan;

•	the risks of the oil and gas industry, such as operational risks in exploring for, developing and producing crude oil and natural gas and market demand for oil and gas;

•	the ability of Paramount to obtain required capital to finance its exploration, development and operations and the adequacy and costs of such capital;

•	fluctuations in oil and gas prices, foreign currency exchange rates and interest rates;

•	risks and uncertainties involving the geology of oil and gas deposits;

•	risks inherent in Paramount’s marketing operations, including credit risk;

•	the uncertainty of reserves estimates and reserves life;

•	the value and liquidity of Paramount’s investments in other entities and the returns on such investments;

•	the uncertainty of estimates and projections relating to exploration and development costs and expenses;

•	the uncertainty of estimates and projections relating to future production and the results of exploration, development and drilling;

•	potential delays or changes in plans with respect to exploration or development projects or capital expenditures;

•	the availability of future growth prospects and Paramount’s expected financial requirements;

•	Paramount’s ability to obtain equipment, services, supplies and personnel in a timely manner to carry out its activities;

•	Paramount’s ability to enter into or continue leases;

•	health, safety and environmental risks;

•	Paramount’s ability to secure adequate product transportation and storage;

•	imprecision in estimates of product sales and the anticipated revenues from such sales;

•	the ability of Paramount to add production and reserves through development and exploration activities;

•	weather conditions;

•	the possibility that government laws, regulations or policies may change or governmental approvals may be delayed or withheld;

•	uncertainty in amounts and timing of royalty payments and changes to royalty regimes and government regulations regarding royalty payments;

•	changes in taxation laws and regulations and the interpretation thereof;

•	changes in environmental laws and regulations and the interpretation thereof;

•	the cost of future abandonment activities and site restoration;

•	the ability to obtain necessary regulatory approvals;

•	risks associated with existing and potential future law suits and regulatory actions against Paramount;

•	uncertainty regarding aboriginal land claims and co-existing with local populations;

•	loss of the services of any of Paramount’s executive officers or key employees;

•	the impact of market competition;

•	general economic and business conditions; and

•	other risks and uncertainties described elsewhere in this document or in Paramount’s other filings with Canadian securities authorities and the United States Securities and Exchange Commission.
The forward-looking statements or information contained in this document are made as of the date hereof and Paramount undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.
Non-GAAP Measures
“Funds flow from operations” is used to assist management in measuring the Company’s ability to finance capital programs and meet financial obligations and refers to cash flows from operating activities before net changes in operating working capital. “Netback” equals petroleum and natural gas sales less royalties, operating costs and transportation costs. Refer to the calculation of “Net debt” in the liquidity and capital resources section of this document. Non-GAAP measures should not be considered in isolation or construed as alternatives to their most directly comparable measure calculated in accordance with GAAP, or other measures of financial performance calculated in accordance with GAAP.
Barrels of Oil Equivalent Conversions
This document contains disclosure expressed as “Boe” and “Boe/d”. All oil and natural gas equivalency volumes have been derived using the ratio of six thousand cubic feet of natural gas to one barrel of oil. Equivalency measures may be misleading, particularly if used in isolation. A conversion ratio of six thousand cubic feet of natural gas to one barrel of oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the well head.

MANAGEMENT’S REPORT
The accompanying Consolidated Financial Statements of Paramount Resources Ltd. (the “Company”) are the responsibility of Management and have been approved by the Board of Directors. The Consolidated Financial Statements have been prepared by Management in Canadian dollars in accordance with Canadian Generally Accepted Accounting Principles and include certain estimates that reflect Management’s best judgments. When alternative accounting methods exist, Management has chosen those it considers most appropriate in the circumstances. Financial information contained throughout the annual report is consistent with these Consolidated Financial Statements.
Management is also responsible for establishing and maintaining adequate internal control over the Company’s financial reporting. The Company’s internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company’s assets are safeguarded.
The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee. The Audit Committee meets regularly with Management and the independent auditors to ensure that Management’s responsibilities are properly discharged and to review the Consolidated Financial Statements. The Audit Committee reports its findings to the Board of Directors for consideration when approving the annual Consolidated Financial Statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors. The Audit Committee of the Board of Directors is comprised entirely of non- management directors.
Ernst & Young LLP, independent auditors appointed by the shareholders of the Company, conducts an examination of the Consolidated Financial Statements in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Ernst & Young LLP has full and free access to the Audit Committee and Management.

Clayton H. Riddell	Bernard K. Lee
Chief Executive Officer	Chief Financial Officer

March 12, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of Paramount Resources Ltd.
We have audited the consolidated balance sheets of Paramount Resources Ltd. (the “Company”) as at December 31, 2007 and 2006 and the consolidated statements of earnings (loss), shareholders’ equity, comprehensive income (loss), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with Canadian Generally Accepted Auditing Standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in accordance with Canadian Generally Accepted Accounting Principles.
As disclosed in note 1 to the consolidated financial statements, in 2007 the Company changed its method of accounting for financial instruments, comprehensive income and hedges. Also, as disclosed in note 16, in 2007 the company changed its method of accounting for uncertainty in income taxes under United States Generally Accepted Accounting Principles.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 12, 2008 expressed an unqualified opinion thereon.

Chartered Accountants
Calgary, Canada
March 12, 2008

PARAMOUNT RESOURCES LTD.
Consolidated Balance sheets
($ thousands)

As at December 31	2007	2006
ASSETS (Note 6)
Current assets
Cash and cash equivalents	$83,304	$14,357
Short-term investments	95,675	3,890
Accounts receivable	63,982	105,730
Financial instruments (Note 11)	—	22,758
Prepaid expenses and other	1,874	3,059

	244,835	149,794
Property, plant and equipment (Note 3)	754,947	983,059
Long-term investments and other assets (Notes 4 and 6)	289,775	232,948
Goodwill	10,258	12,221
Future income taxes (Note 10)	—	41,002

	$1,299,815	$1,419,024

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities	$91,896	$228,814
Financial instruments (Note 11)	28,980	—
Current portion of stock-based compensation liability (Note 9)	3,333	5,243

	124,209	234,057
Long-term debt (Note 6)	134,606	508,849
Asset retirement obligations (Note 7)	97,359	83,815
Stock-based compensation liability (Note 9)	66	28,004
Non-controlling interest	—	549
Future income taxes (Note 10)	34,926	—

	391,166	855,274

Commitments and contingencies (Notes 11 and 14)

Shareholders’ equity
Share capital (Note 8)	313,828	341,071
Contributed surplus	1,375	—
Retained earnings (Note 8)	593,450	222,679
Accumulated other comprehensive loss	(4)	—

	908,649	563,750

	$1,299,815	$1,419,024

See the accompanying notes to these Consolidated Financial Statements.

On behalf of the Board

J.H.T. Riddell	J.C. Gorman
Director	Director

PARAMOUNT RESOURCES LTD.
Consolidated Statements of Earnings (Loss)
($ thousands, except as noted)

Years ended December 31	2007	2006

Revenue
Petroleum and natural gas sales	$283,446	$312,596
Gain (loss) on financial commodity contracts (Note 11)	(13,194)	65,101
Royalties	(42,699)	(47,957)

	227,553	329,740

Expenses
Operating	83,371	71,943
Transportation	15,904	14,181
General and administrative (Note 13)	35,644	31,378
Stock-based compensation (Notes 9 and 13)	(13,633)	(3,436)
Depletion, depreciation and accretion	133,997	156,190
Exploration	9,966	17,798
Dry hole	67,548	33,464
Gain on sale of property, plant and equipment	(284,474)	(1,850)
Write-down of petroleum and natural gas properties	271,959	183,799
Write-down of goodwill	1,963	—
Interest and financing charges	32,118	34,273
Debt extinguishment	11,063	—
Foreign exchange (gain) loss (Note 11)	(20,011)	5,355
Provision for doubtful accounts	(1,852)	9,306

	343,563	552,401

Income from equity investments (Note 4)	549,957	154,464
Other income	14,247	338
Non-controlling interest	11,243	(15)

Earnings (loss) before tax	459,437	(67,874)

Income and other tax expense (recovery) (Note 10)
Current and other tax expense	1,084	1,682
Future income tax expense (recovery)	42,112	(51,763)

	43,196	(50,081)

Net earnings (loss)	$416,241	$(17,793)

Net earnings (loss) per common share ($/share)
Basic	$5.94	$(0.26)
Diluted	$5.89	$(0.26)

See the accompanying notes to these Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.
Consolidated Statements of Shareholders’ Equity
($ thousands, except as noted)

Years ended December 31	2007		2006
	Shares		Shares
	000’s	Amount	000’s	Amount
Share Capital
Balance, beginning of year	70,279	$341,071	66,222	$198,417
Issued on exercise of stock options (Note 9)	701	14,197	857	27,749
Issued for cash	—	—	3,200	123,734
Share issuance costs, net of tax benefit	—	(165)	—	(1,935)
Tax effect of flow-through share renunciations and other	—	(21,684)	—	(6,894)
Common shares repurchased (Note 8)	(3,299)	(15,308)	—	—
Unvested common shares under stock incentive plan	—	(775)	—	—
Adjustment on MGM Spinout (Note 13)	—	(3,508)	—	—

Balance, end of year	67,681	$313,828	70,279	$341,071

Contributed Surplus
Balance, beginning of year		$—		$—
Stock-based compensation expense on investees’ options		1,375		—

Balance, end of year		$1,375		$—

Retained Earnings
Balance, beginning of year		$222,679		$238,404
Adjustment on MGM Spinout (Note 13)		(5,901)		—
Share in equity investee capital transactions		—		2,068
Common shares repurchased (Note 8)		(39,569)		—
Net earnings (loss)		416,241		(17,793)

Balance, end of year		$593,450		$222,679

Accumulated other comprehensive loss
Balance, beginning of year		$—		$—
Unrealized loss on available-for-sale investments		(4)		—

Balance, end of year		$(4)		$—

Total Shareholders’ Equity		$908,649		$563,750

See the accompanying notes to these Consolidated Financial Statements.
Consolidated Statements of Comprehensive Income (Loss)
($ thousands)

Years ended December 31	2007	2006
Net earnings (loss)	$416,241	$(17,793)
Other comprehensive income, net of tax
Unrealized loss on available-for-sale investments	(4)	—

Comprehensive income (loss)	$416,237	$(17,793)

See the accompanying notes to these Consolidated Financial Statements.

PARAMOUNT RESOURCES LTD.
Consolidated Statements of Cash Flows
($ thousands)

Years ended December 31	2007	2006

Operating activities
Net earnings (loss)	$416,241	$(17,793)
Add (deduct)
Items not involving cash (Note 12)	(384,586)	141,420
Asset retirement obligation expenditures (Note 7)	(6,958)	(779)
Exploration and dry hole	75,380	48,786
Settlement of foreign exchange contract	(4,900)
Debt extinguishment costs	5,278	—

	100,455	171,634
Change in non-cash working capital (Note 12)	(1,781)	10,807

Cash from operating activities	98,674	182,441

Financing activities
Net repayment of short-term debt and revolving long-term debt	(78,628)	(20,327)
Issuance of long-term debt	—	162,473
Repayment of long-term debt	(246,539)	—
Settlement of foreign exchange contract	4,900	—
Common shares issued, net of issuance costs	3,574	125,985
Common shares repurchased	(54,878)	—
MGM Energy shares issued, net of issuance costs (Notes 1 and 13)	78,546	—

Cash from (used in) financing activities	(293,025)	268,131

Investing activities
Expenditures on property, plant and equipment and exploration	(336,659)	(528,865)
Proceeds on sale of property, plant and equipment	106,773	7,183
Long-term investments	(27,586)	(485)
Reorganization costs and other	(3,840)	(1,427)
Proceeds on disposal of investments, net (Note 4)	680,357	20,132
Change in non-cash working capital (Note 12)	(105,343)	67,247
Change in basis of presentation – MGM Energy (Note 1)	(50,404)	—

Cash from (used in) investing activities	263,298	(436,215)

Increase in cash and cash equivalents	68,947	14,357
Cash and cash equivalents, beginning of year	14,357	—

Cash and cash equivalents, end of year	$83,304	$14,357

Supplemental cash flow information (Note 12)
See the accompanying notes to these Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
($ thousands, except as noted)
1. Summary of Significant Accounting Policies
Paramount Resources Ltd. (“Paramount” or the “Company”) is an independent Canadian energy company that explores for, develops, processes, transports, and markets petroleum and natural gas. Paramount’s principal properties are located in Alberta, the Northwest Territories, British Columbia, and Saskatchewan, in Canada, and in Montana and North Dakota in the United States. These Consolidated Financial Statements are stated in Canadian dollars and have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP”), which differ in some respects from GAAP in the United States. These differences are described in Note 16 – United States Generally Accepted Accounting Principles Reconciliation.
a) Principles of Consolidation
These Consolidated Financial Statements include the accounts of Paramount Resources Ltd. and its subsidiaries, including Summit Resources, Inc. and Paramount Drilling U.S. LLC (“Paramount Drilling”).
Investments in jointly controlled companies, jointly controlled partnerships and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby Paramount’s proportionate share of revenues, expenses, assets, and liabilities are included in the accounts.
Investments in entities in which Paramount does not have direct or joint control over the strategic operating, investing, and financing decisions, but over which it has significant influence, are accounted for using the equity method. Other investments are accounted for at cost.
b) Measurement Uncertainty
The timely preparation of these Consolidated Financial Statements in conformity with GAAP requires that management make estimates and assumptions and use judgment that affect: (i) the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements; and (ii) the reported amounts of revenues and expenses during the reported periods. Such estimates primarily relate to unsettled transactions and events as of the date of the Consolidated Financial Statements. Actual results could differ from these estimates.
The amounts recorded for depletion, depreciation and accretion, asset retirement obligations, and amounts used for impairment test calculations are based on estimates of reserves, future costs, petroleum and natural gas prices and other relevant assumptions. By their nature, these estimates are subject to measurement uncertainty and the impact of changes in these estimates and assumptions on the Consolidated Financial Statements of future periods could be material.
Crown royalties for Paramount’s production in the Northwest Territories have been accrued based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for a significant portion of its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.
c) Revenue Recognition
Revenues associated with the sale of petroleum and natural gas are recognized when title passes from Paramount to third parties. Revenues associated with the Company’s drilling rigs (the “Rigs”) are recognized as services are rendered and collectibility is reasonably assured. When the Rigs drill on a property owned by the Company, Paramount capitalizes its working interest share of the intercompany drilling costs and eliminates the intercompany drilling revenue and profit.

d) Cash and Cash Equivalents
Cash and cash equivalents are recorded at cost and include short-term investments with original maturities of three months or less.
e) Property, Plant and Equipment
Paramount follows the successful efforts method of accounting for its petroleum and natural gas operations. Under this method, all development costs, including property acquisitions, and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized, pending determination of proved reserves. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. Exploratory wells are assessed annually, or more frequently as economic conditions dictate, for determination of reserves. All other exploration costs, including geological and geophysical costs and annual lease rentals are expensed as incurred.
Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. If the carrying value of the oil and gas assets is assessed not to be recoverable, an impairment loss is recognized to the extent that the carrying value exceeds the sum of the discounted cash flows expected from the production of proved plus probable reserves.
Paramount’s Rigs are carried at cost, including costs of direct material, labour, and overhead. Where costs are incurred to extend the useful life of the Rigs or to increase capabilities, the amounts are capitalized to the related asset. Costs incurred to maintain and repair the rigs are expensed as incurred.
f) Depletion and Depreciation
Capitalized costs of proved oil and gas properties are depleted using the unit-of-production method. For purposes of these calculations, natural gas production and reserves are converted to barrels on an energy equivalent basis.
The costs of successful exploratory wells and development wells are depleted over proved developed reserves. Acquisition costs of probable reserves are not depleted or amortized while under active evaluation for commercial reserves.
Costs associated with significant development projects are not depleted until commercial production commences.
Depreciation of gas plants, gathering systems and production equipment is provided on a straight-line basis over their expected useful lives, varying from 12 to 40 years. Depreciation of other equipment is provided on a declining balance method at rates varying from 20 to 50 percent.
The Rigs are depreciated over their total expected useful lives.
g) Asset Retirement Obligations
Asset retirement obligations include those legal obligations where Paramount will be required to retire tangible long-lived assets such as producing well sites, natural gas processing plants, and access roads. The Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred and when a reasonable estimate of the fair value can be made. The fair values of the asset retirement costs are capitalized as part of the related long-lived asset and depreciated on the same basis as the underlying asset. The accumulated asset retirement obligation is adjusted for the passage of time, which is recognized as accretion expense, and for revisions to the timing or the amount of the original liability. Actual costs incurred are charged against the asset retirement obligation to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in earnings in the period in which the settlement occurs.
h) Goodwill
Goodwill, which represents the excess of purchase price over fair value of net assets acquired, is not amortized and is assessed by Paramount for impairment at least annually. Impairment is assessed based on a comparison of the fair value of each reporting unit to its carrying value, including goodwill. Any excess of the carrying value of the properties, including goodwill, over the fair value is written off as an impairment charge.

i) Foreign Currency Translation
Paramount’s functional currency is the Canadian dollar. The Company’s foreign operations are considered integrated and therefore, the accounts related to such operations are translated into Canadian dollars using the temporal method.
Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates of exchange. Results of foreign operations are translated into Canadian dollars at the monthly average exchange rates for revenues and expenses, except for depreciation and depletion which are translated at the rate of exchange applicable to the related assets. Resulting translation gains and losses are included in earnings.
j) Financial Instruments, Comprehensive Income and Hedges
Paramount periodically uses derivative instruments such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, foreign exchange rates, and interest rates. Paramount does not use derivative instruments for speculative purposes.
On January 1, 2007, Paramount adopted, without restatement, the following sections of the Canadian Institute of Chartered Accountants (“CICA”) Handbook: Section 1530 “Comprehensive Income”, Section 3251 “Equity”, Section 3855 “Financial Instruments – Recognition and Measurement”, Section 3861 “Financial Instruments – Disclosure and Presentation”, and Section 3865 “Hedges”. The adoption of these standards had no material impact on Paramount’s earnings or cash flows. The other effects of the implementation of the new standards are discussed below.
Comprehensive Income
The new standards introduce comprehensive income (loss), which consists of earnings and other comprehensive income (“OCI”). For Paramount, OCI is currently comprised of the changes in the market value of available for sale investments. OCI is presented in the Consolidated Statements of Comprehensive Income. The cumulative changes in OCI are included in accumulated other comprehensive income (“AOCI”), which is presented as a new category within shareholders’ equity. On adoption, Paramount recognized an unrealized gain of $0.2 million on short-term investments designated as available-for-sale.
Financial Instruments
The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities, and derivatives. All financial instruments are required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.
Financial assets and financial liabilities “held-for-trading” are measured at fair value, with changes in fair values recognized in earnings. Financial assets “available-for-sale” are measured at fair value, with changes in fair values recognized in OCI. Financial assets “held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method of amortization. Derivative financial instruments are classified as “held-for-trading” unless designated for hedge accounting.
Paramount also uses fixed price physical contracts to reduce exposure to commodity price volatility. Where Paramount designates and documents the contracts as the ‘normal sales’ exception, the fair values are not recognized in the Consolidated Financial Statements until the associated volumes are delivered. Where Paramount does not use the ‘normal exception’, the contract is measured at fair value and changes in fair value are recognized in earnings.
Paramount recognizes earnings and cash flow effects of derivatives with the related underlying items.
At January 1, 2007, $7.0 million of unamortized financing fees were reclassified to long-term debt from other assets. The financing fees are amortized using the effective interest method over the life of the related long-term debt. Unamortized balances are fully expensed in the period when the related debt instrument is extinguished.

Hedges
Paramount does not presently designate any of its financial instruments as hedges, therefore the adoption of Section 3865 had no effect on the Company.
k) Income Taxes
Paramount follows the liability method of accounting for income taxes. Under this method, future income taxes are recognized for the effect of any difference between the carrying amount of an asset or liability reported in the Consolidated Financial Statements and its respective tax basis, using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in substantively enacted income tax rates, with adjustments being recognized in earnings in the period in which the change occurs.
l) Flow-Through Shares
Paramount has financed a portion of its exploration activities through the issue of flow-through shares. As permitted under the Income Tax Act (Canada), the tax attributes of eligible expenditures incurred with the proceeds of flow-through share issuances are renounced to subscribers. On the date that Paramount files the renouncement documents with the tax authorities, a future income tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers.
m) Stock-Based Compensation
Paramount uses the intrinsic value method to recognize compensation expense for stock options, whereby a liability and expense are recorded over the vesting period of the options, based on the difference between the market price or fair value of the underlying securities and the option exercise price. When options are surrendered for cash, the cash settlement paid reduces the outstanding liability to the extent the liability was accrued. When options are exercised for common shares, consideration paid by the option holder and the previously recognized liability associated with the options are recorded as an increase to share capital.
n) MGM Energy — Basis of Presentation
On January 12, 2007, Paramount completed the spinout of MGM Energy Corp. (“MGM Energy”) (refer to Related Party Transactions – Note 13). Until May 29, 2007, Paramount owned greater than 50 percent of the issued and outstanding common shares of MGM Energy (“MGM Shares”), and MGM Energy’s financial position, results of operations and cashflows were included in the Consolidated Financial Statements of Paramount. As a result of an issuance of common shares by MGM Energy on May 30, 2007, Paramount’s ownership interest in MGM Energy was reduced to less than 50 percent and accordingly, subsequent to May 29, 2007, Paramount accounts for its investment in MGM Shares using the equity method.
MGM Energy has granted stock options to its employees and directors. For the period that Paramount consolidated MGM Energy, Paramount recognized compensation expense associated with stock options granted by MGM Energy using the fair value method. Fair values were determined using the Black-Scholes-Merton option pricing model and relevant assumptions on the date options were granted. Compensation costs were recognized over the vesting period of the options.
o) Comparative Figures
Certain comparative figures have been reclassified to conform to the current year’s financial statement presentation.
p) Changes in Accounting Policies
Effective January 1, 2008, Paramount will adopt new accounting standards for Capital Disclosures. The Company will disclose its objectives, policies and procedures for managing capital, and additional information with respect to capital compliance requirements.

Also effective January 1, 2008, Paramount will adopt new accounting standards for the Disclosure and Presentation of Financial Instruments. The Company will disclose additional information regarding the significance of financial instruments on the Company’s financial position and performance, the nature and extent of risks arising from financial instruments, and how the Company manages those risks. The new sections also establish standards for the presentation of financial instruments and non-financial derivatives.
Paramount does not anticipate that the adoption of these new standards will have an impact on the Consolidated Financial Statements as they relate only to note disclosures.
International Financial Reporting Standards
The Accounting Standards Board of Canada has announced that accounting standards in Canada, as used by public companies, will be converged to International Financial Reporting Standards (“IFRS”) over a transition period to be complete by 2011. The Company is currently assessing the impact of these new standards.
2. Segmented Information
Paramount defines its operations into the following segments, which have been established by senior management to assist in resource allocation, assessing operating performance, and achieving long-term strategic objectives:
•
Principal Properties: Principal properties consist of the Kaybob Corporate Operating Unit (“COU”), which includes properties in West Central Alberta, the Grande Prairie COU, which includes properties in Central Alberta, the Northern COU which includes properties in Northern Alberta, the Northwest Territories, and British Columbia, and the Southern COU, which includes properties in Southern Alberta, Saskatchewan, and Montana and North Dakota in the United States. Goodwill is included in Principal Properties.

•
Strategic Investments: Strategic investments include investments in other entities, including affiliates, and development stage properties and assets where there is no near-term expectation of production; but a longer-term value proposition, based on spinouts, sales, or future revenue generation. Paramount Drilling is included in Strategic Investments.

•
Corporate: Corporate is comprised of income and expense items, including general and administrative expense, interest expense, and taxes that have not been specifically allocated to principal properties or strategic investments.

	Principal	Strategic
Year ended December 31, 2007	Properties	Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$240,747	$—	$—	$240,747
Loss on financial commodity contracts	(13,194)	—	—	(13,194)

	227,553	—	—	227,553

Expenses
Operating and transportation	99,275	—	—	99,275
General and administrative	—	4,491	31,153	35,644
Stock-based compensation	—	926	(14,559)	(13,633)
Depletion, depreciation and accretion	133,101	896	—	133,997
Exploration	6,191	3,775	—	9,966
Dry hole	27,724	39,824	—	67,548
Gain on sale of property, plant and equipment	(13,669)	(270,805)	—	(284,474)
Write-down of petroleum and natural gas properties and goodwill	273,922	—	—	273,922
Interest, financing charges, and debt extinguishment	—	—	43,181	43,181
Foreign exchange loss (gain)	—	—	(20,011)	(20,011)
Provision for doubtful accounts	(1,852)	—	—	(1,852)

	524,692	(220,893)	39,764	343,563

Income from equity investments and other income	5,300	548,769	10,135	564,204
Non-controlling interest	302	10,941	—	11,243

Segment earnings (loss)	$(291,537)	$780,603	$(29,629)	459,437

Income and other tax expense				43,196

Net earnings				$416,241

	Principal	Strategic
Year ended December 31, 2006	Properties	Investments	Corporate	Total
Revenue
Petroleum and natural gas sales, net of royalties	$264,639	$—	$—	$264,639
Gain on financial commodity contracts	65,101	—	—	65,101

	329,740	—	—	329,740

Expenses
Operating and transportation	86,124	—	—	86,124
General and administrative	—	993	30,385	31,378
Stock-based compensation	—	—	(3,436)	(3,436)
Depletion, depreciation and accretion	156,190	—	—	156,190
Exploration	15,004	2,794	—	17,798
Dry hole	24,091	9,373	—	33,464
Gain on sale of property, plant and equipment	(1,850)	—	—	(1,850)
Write-down of petroleum and natural gas properties	183,799	—	—	183,799
Interest	—	—	34,273	34,273
Foreign exchange loss (gain)	—	—	5,355	5,355
Provision for doubtful accounts	9,306	—	—	9,306

	472,664	13,160	66,577	552,401

Income from equity investments and other income	—	154,464	338	154,802
Non-controlling interest	(15)	—	—	(15)

Segment earnings (loss)	$(142,939)	$141,304	$(66,239)	(67,874)

Income and other tax recovery				(50,081)

Net loss				$(17,793)

	Principal	Strategic
Year ended December 31, 2007	Properties	Investments	Corporate	Total
Capital Expenditures	$279,702	$55,145	$1,812	$336,659
Total Assets at December 31, 2007	$829,886	$289,775	$180,154	$1,299,815
Capital expenditures for principal properties include $5.4 million of drilling costs provided by Paramount Drilling.

	Principal	Strategic
Year ended December 31, 2006	Properties	Investments	Corporate	Total
Capital Expenditures	$436,470	$91,997	$398	$528,865
Total Assets at December 31, 2006	$1,118,236	$253,452	$47,336	$1,419,024
Geographical Information

	Property,		Petroleum
	Plant and		and Natural	Capital
Year ended December 31, 2007	Equipment	Goodwill	Gas Sales	Expenditures
Canada	$662,852	$7,796	$262,506	304,200
United States	92,095	2,462	20,940	32,459

Total	$754,947	$10,258	$283,446	336,659

	Property,		Petroleum
	Plant and		and Natural	Capital
Year ended December 31, 2006	Equipment	Goodwill	Gas Sales	Expenditures
Canada	$915,355	$12,221	$291,965	491,982
United States	67,704	—	20,631	36,883

Total	$983,059	$12,221	$312,596	528,865

3. Property, Plant and Equipment

	2007			2006
		Accumulated
		Depletion and	Net Book	Net Book
	Cost	Depreciation	Value	Value
Petroleum and natural gas assets	$1,568,629	$(847,921)	$720,708	$953,972
Drilling rigs	30,632	(722)	29,910	21,976
Other	18,705	(14,376)	4,329	7,111

	$1,617,966	$(863,019)	$754,947	$983,059

Capitalized costs associated with non-producing petroleum and natural gas properties totaling approximately $212.7 million (2006 – $335.4 million) are currently not subject to depletion.
On June 4, 2007, Paramount closed the sale of its oil sands leases and shut-in and producing natural gas rights in the Surmont area of Alberta for consideration of $301.7 million, resulting in a before tax gain of $271.0 million. Total proceeds included $75.0 million in cash, $151.7 million in common shares of the purchaser, MEG Energy Corp. (“MEG Energy”), and a $75.0 million interest bearing note receivable, secured by certain of MEG Energy’s assets, due June 30, 2008. The note receivable is included in short-term investments. Paramount’s investment in the MEG Energy common shares is included in long-term investments and is accounted for using the cost method.
For the year ended December 31, 2007, Paramount expensed $67.5 million in dry hole costs (2006 - $33.5 million).

During the year, the Company assessed its petroleum and natural gas properties for impairment and recognized aggregate write-downs totalling $264.0 million (2006 – $183.8 million). A write-down of $8.0 million was recognized on major spare parts assets where it was determined that book cost exceeded net realizable value. The Company recognized a $2.0 million impairment of goodwill due to an excess of carrying value over the fair value of a reporting unit.
Continuity of Suspended Exploratory Well Costs

	2007	2006
Balance at January 1	$157,773	$142,737
Additions pending the determination of proved reserves	54,546	134,821
Reclassifications to proved reserves	(50,174)	(95,674)
Well costs charged to dry hole expense	(18,128)	(12,204)
Wells sold	(23,896)	(11,907)
Change in basis of presentation — MGM Energy (Note 1)	(66,502)	—

Balance at December 31	$53,619	$157,773

Aging of Capitalized Exploratory Well Costs

	2007	2006
Exploratory well costs that have been capitalized for one year or less	$24,131	$63,265
Exploratory well costs that have been capitalized for greater than one year	29,488	94,508

Balance at December 31	$53,619	$157,773

Number of projects with exploratory well costs that have been capitalized for greater than one year	66	92

At December 31, 2007, the capitalized costs of suspended exploratory wells primarily relate to projects where infrastructure decisions are dependent upon environmental conditions and production capacity, or where Paramount is continuing to assess reserves and their potential development.
4. Long-Term Investments and Other Assets

	2007		2006
	(Shares/		(Shares/
	Units)		Units)
	(000’s)		(000’s)
Equity accounted investments:
Trilogy Energy Trust (“Trilogy”)	17,763	$77,370	15,035	$60,821
MGM Energy	21,470	58,182	—	—
Private oil and gas company (“Privateco”)	2,709	2,523	2,709	2,042
North American Oil Sands Corporation (“North American”)	—	—	34,121	161,626

		138,075		224,489

Cost accounted investments:
MEG Energy Corp.	3,700	151,700	—	—
Unamortized financing costs and other		—		8,459

		$289,775		$232,948

Income From Equity Investments
The following table provides a summary of the components of income (loss) from equity investments:

	Year ended December 31, 2007
		MGM		North
	Trilogy	Energy	Privateco	American	Total
Equity income (loss)	$8,888	$(4,991)	$480	$(6,047)	$(1,670)
Dilution gain (loss)	—	28,569	—	(5,496)	23,073

	$8,888	$23,578	$480	$(11,543)	$21,403
Gain on sale of investments and other					528,554

					$549,957

	Year ended December 31, 2006
		MGM		North
	Trilogy	Energy	Privateco	American	Total
Equity income (loss)	$26,487	$—	$1,419	$(4,414)	$23,492
Dilution gain	18,362		—	111,345	129,707

	$44,849	$—	$1,419	$106,931	$153,199
Gain on sale of investments and other					1,265

					$154,464

During the three months ended March 31, 2007, North American filed renouncement documents with tax authorities relating to flow-through shares it had issued during 2006, resulting in Paramount recording a dilution loss of $5.5 million before tax.
In June 2007, Paramount sold its shares in North American for $682.4 million, resulting in a before tax gain of $528.6 million. The gain is net of a bonus of 150,000 Common Shares valued at $3.7 million (as of June 1, 2007) paid to the Chairman and CEO of Paramount under the Company’s stock incentive plan.
As a result of equity issuances by MGM Energy during the year, Paramount recognized before tax dilution gains of $28.6 million. The Company’s equity interest in MGM Energy was reduced to approximately 16.7 percent at December 31, 2007.
During 2007, Paramount made open market purchases of 2.1 million units of Trilogy (2006 – nil) and commenced participation in Trilogy’s distribution reinvestment plan, acquiring an additional 0.6 million units, increasing its ownership from 16.2 percent to 18.8 percent as of December 31, 2007.
5. Short-Term Bank Indebtedness
In March 2007, Paramount closed a six month $100 million senior unsecured non-revolving short-term bank facility (the “Bridge Facility”). The full amount of the Bridge Facility was drawn at closing. On June 29, 2007, the Bridge Facility was fully repaid and cancelled.
6. Long-Term Debt

	2007	2006
Canadian Dollar Denominated Debt
Credit facilities	$—	$85,118

U.S. Dollar Denominated Debt
Term Loan B Facility due 2012 (2006 - US$150.0 million)	—	174,810
8 1/2 percent US Senior Notes due 2013 (US$138.2 million), (2006 – US$213.6 million)	136,547	248,921

	136,547	508,849
Debt financing costs — unamortized	(1,941)	—

	$134,606	$508,849

Credit Facilities
At December 31, 2007, Paramount’s credit agreement had a $170 million gross borrowing base and a net borrowing base of $155 million. At Paramount’s request, the banking syndicate has provided aggregate commitments to lend up to $125 million. As of December 31, 2007 no balances were drawn on the credit facility, however, Paramount had undrawn letters of credit outstanding totaling $15.5 million that reduce the amount available to the Company under the credit facility. Borrowings under the credit facility bear interest at floating rates based on the lender’s prime rate, bankers’ acceptance rate, or LIBOR, at the discretion of Paramount, plus an applicable margin depending on certain conditions. The credit facilities are available on a revolving basis for a period of 364 days from April 30, 2007 and can be extended a further 364 days upon request, subject to approval by the lenders. Advances drawn on the credit facility are secured by a first fixed and floating charge over the assets of Paramount, excluding approximately 12.8 million of the Trilogy trust units.
Term Loan B Facility
On July 3, 2007, Paramount repaid the entire principal outstanding of its US$150 million Term Loan B Facility plus accrued interest for Cdn $162.3 million, including a prepayment premium of $3.2 million. The Term Loan B Facility is no longer available to the Company.
US Senior Notes
During the third quarter of 2007, Paramount made open market purchases of US$75.4 million principal amount of US Senior Notes, plus a premium of $2.0 million and accrued interest, reducing the net principal outstanding to US$138.2 million. Paramount may re-market the purchased debt at its discretion. The US Senior Notes bear interest at 8.5 percent per annum, mature on January 31, 2013, and are redeemable at par plus a redemption premium, if applicable, of up to 3.25 percent depending on when redeemed. They are secured by approximately 12.8 million of the Trilogy trust units held by Paramount.
7. Asset Retirement Obligations

	2007	2006
Asset retirement obligations, beginning of year	$83,815	$66,203
Reduction on disposal of properties	(13,107)	(2,949)
Liabilities incurred	10,997	6,684
Revision in estimated costs of abandonment	17,961	7,256
Liabilities settled	(6,958)	(779)
Accretion expense	6,666	7,304
Change in basis of presentation – MGM Energy (Note 1)	(966)	—
Effects of foreign exchange	(1,049)	96

Asset retirement obligations, end of year	$97,359	$83,815

The undiscounted asset retirement obligations at December 31, 2007 total $221.3 million (December 31, 2006 - $187.8 million), which have been discounted using credit-adjusted risk-free rates between 7 7/8 percent and 8 7/8 percent. These obligations will be settled over the useful lives of the assets which extend up to 45 years.
8. Share Capital
Authorized
Paramount’s authorized capital is comprised of an unlimited number of voting Class A Common Shares and an unlimited number of non-voting Preferred Shares issuable in series, both of such classes of shares without par value. During 2007, the articles of the Company were amended to remove Class X Preferred Shares, Class Y Preferred Shares, and Class Z Preferred Shares from authorized capital.

Normal Course Issuer Bid
On May 2, 2007, the Company received regulatory approval for a Normal Course Issuer Bid commencing on May 7, 2007 for a 12 month period. Effective December 19, 2007 Paramount received regulatory approval for an amendment to the NCIB which increased the number of shares available for purchase to 3,546,859. For the year ended December 31, 2007, Paramount purchased 3,298,526 million Common Shares for a total cost of $54.9 million, of which $15.3 million was charged to Share Capital and $39.6 million was charged to retained earnings.
Weighted Average Shares
Earnings (loss) per common share is calculated by dividing earnings available to common shareholders by the weighted average number of Common Shares outstanding.

Years ended December 31	2007	2006
Weighted average common shares outstanding – Basic	70,030	67,859
Dilutive effect of stock options	639	—

Weighted average common shares outstanding – Diluted	70,669	67,859

9. Stock-based Compensation
Paramount Options
Paramount has a stock option plan (the “Plan”) that enables the Board of Directors or its Compensation Committee to grant to key Paramount employees and directors options to acquire Common Shares of the Company (“Paramount Options”). The exercise price of a Paramount Option is no lower than the closing market price of the Common Shares on the day preceding the date of grant. Options granted generally vest over four years and expire within five years after the date granted.

	2007		2006
	Weighted		Weighted
	Average		Average
	Exercise		Exercise
Paramount Options	Price	Options	Price	Options
	($ / share)		($ / share)
Balance, beginning of year	$19.41	4,468,925	$10.22	3,910,175
Granted	16.79	3,377,000	34.48	1,688,500
Exercised	5.88	(865,425)	5.87	(857,550)
Cancelled	23.69	(550,500)	23.52	(272,200)

Balance, end of year	$19.49	6,430,000	$19.41	4,468,925

Options exercisable, end of year	$17.89	910,600	$9.05	914,950

Holdco Options
As a result of the 2005 spinout of Trilogy, Paramount transferred 2.3 million of the Trilogy trust units it received through the spinout to a wholly owned, non-public subsidiary of Paramount (“Holdco”).
Each Holdco option entitles the holder thereof to acquire from Paramount, common shares of Holdco (each a “Holdco Option”). Holdco’s shares are not listed for trading on any stock exchange. As a result, holders of Holdco Options have the right, alternatively, to surrender options for cancellation in return for a cash payment from Paramount.

The amount of the payment in respect of each Holdco share subject to the surrendered option is the difference between the fair market value of a Holdco share at the date of surrender and the exercise price. The fair market value of a Holdco share is based on the fair market value of the Trilogy trust units held and any after-tax cash and investments (resulting from distributions on the Trilogy trust units).

	2007		2006
	Weighted		Weighted
	Average		Average
	Exercise		Exercise
Holdco Options	Price	Options	Price	Options
	($ / share)		($ / share)
Balance, beginning of year	$6.72	737,625	$5.79	1,985,375
Exercised	5.12	(362,000)	4.99	(1,191,500)
Cancelled	9.18	(41,250)	10.70	(56,250)

Balance, end of year	$8.14	334,375	$6.72	737,625

Options exercisable, end of year	$7.18	236,375	$5.86	303,250

Additional information about stock options outstanding at December 31, 2007 is as follows:

	Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Contractual	Exercise		Exercise
Exercise Prices	Number	Life	Price	Number	Price
		(years)	($ / share)		($ / share)
Paramount Options
$4.33-$10.00	231,750	0.6	$5.36	174,250	$4.66
$10.01-$20.00	3,421,550	3.3	13.58	422,750	13.71
$20.01-$30.00	1,378,200	3.6	21.40	94,600	22.80
$30.01-$43.25	1,398,500	2.6	34.39	219,000	34.37

Total	6,430,000	3.1	$19.49	910,600	$17.89

Holdco Options
$4.58-$6.00	159,375	0.4	$4.63	156,375	$4.61
$6.01-$10.00	49,500	0.9	7.09	12,000	7.07
$10.03-$16.37	125,500	1.4	13.00	68,000	13.11

Total	334,375	0.9	$8.14	236,375	$7.18

MGM Energy Options
MGM Energy has a stock option plan for key employees and directors. During the period from January 12, 2007 to May 29, 2007, while Paramount’s investment in MGM Energy was accounted for using the consolidation method, compensation expense of $0.8 million and a contributed surplus amount of $0.8 million was recorded by Paramount in respect of the MGM Energy stock option plan.
10. Income Taxes
The following table reconciles income taxes calculated at the Canadian statutory rate to Paramount’s recorded income tax expense:

For the years ended December 31	2007	2006
Earnings (loss) before tax	$459,437	$(67,874)
Effective Canadian statutory income tax rate	31.22%	33.61%

Expected income tax expense	$143,436	$(22,812)
Increase (decrease) resulting from:
Statutory and other rate differences	6,222	6,126
Non-taxable portion of (gain) loss	(106,641)	4,308
Income from equity investments and other	(8,034)	(22,549)
(Recognition) de-recognition of future tax assets	12,724	(26,394)
Stock based compensation	(4,907)	1,338
Other	396	9,902

Income and other tax expense (recovery)	$43,196	$(50,081)

Components of Future Income Tax Asset (Liability)

	2007	2006
Timing of partnership items	$(51,005)	$(52,316)
Property, plant and equipment	3,996	73,958
Asset retirement obligations	25,312	24,457
Stock-based compensation liability	770	1,757
Non-capital and net operating losses carried forward	15,360	16,028
Other	(29,359)	(22,882)

Future income tax asset (liability)	$(34,926)	$41,002

Paramount has $133.8 million of unused tax losses expiring between 2026 and 2027. In addition, Paramount has $56.4 million of deductible temporary differences for which no future income tax asset has been recognized.
11. Financial Instruments
Paramount is exposed to market risks from changes in commodity prices, foreign exchange rates, and interest rates. Paramount monitors its exposure to these market risks and may use derivative instruments, including fixed price physical contracts, to mitigate these risks.
During 2007, Paramount entered into foreign exchange collars to reduce the impacts of foreign exchange changes on the Canadian dollar equivalent of US dollar denominated debt.
The changes in the fair value of financial instruments are as follows:

	2007	2006
Fair value of contracts, beginning of year	$22,758	$(4,613)
Change in fair value of financial contracts, including contracts entered into during the year:
Commodity contracts	(13,194)	65,101
Foreign exchange contracts	(21,613)	4,468
Fair value of contracts realized during the year
Commodity contracts	(12,031)	(42,205)
Foreign exchange contracts	(4,900)	7

Fair value of contracts, end of year	$(28,980)	$22,758

At December 31, 2007, Paramount was a party to the following derivative contracts:

	Notional	Price	Fair Value	Expiry
Commodity
WTI Fixed Price	1,000 Bbl/d	US$73.48/Bbl	$(6,941)	December 2008
Foreign Exchange
Canadian/ US Collar	US$150 million	CDN/US$ - Floor $1.190 - Ceiling $1.1415	(22,039)	January 2008

Total			$(28,980)

Physical Instruments
Paramount has an outstanding commitment to sell 3,400 GJ/d of natural gas at $2.52/GJ plus an escalation factor to 2011, which has a fair value loss of $17.2 million at December 31, 2007 (2006 – loss of $24.4 million). The Company has designated this contract as normal usage, and as a result does not recognize the fair value of the contract in the Consolidated Financial Statements.
Fair Values of Financial Assets and Liabilities
The fair value of derivative instruments is based on quotes provided by financial institutions, which represent an approximation of amounts that would be received or paid to counterparties to settle these instruments at year end. The carrying value of current financial instruments other than derivatives approximates fair value due to their short-term maturities.
Borrowings under bank credit facilities are market rate based, thus, their respective carrying value approximates fair value. Paramount’s US Senior Notes were trading at approximately 100.3 percent at December 31, 2007.
Credit Risk
Paramount is exposed to credit risk where a financial loss would be experienced if a counterparty to a financial instrument failed to meet its obligations. The Company minimizes credit risk by entering into contracts with institutions that possess high credit ratings, and by employing net settlement agreements and monitoring procedures.
Paramount sells production to a variety of purchasers under normal industry sale and payment terms. The Company’s accounts receivable are with customers and joint venture partners in the petroleum and natural gas industry and are subject to normal credit risk.
Interest Rate Risk
Paramount is exposed to interest rate risk to the extent that changes in market interest rates will impact Paramount’s credit facilities that have a floating interest rate.
12. Consolidated Statements of Cash Flows – Selected Information
Items not involving cash

Years ended December 31	2007	2006
Gain on sale of long-term investments	$(528,554)	$—
Unrealized loss (gain) on financial commodity contracts	25,228	(22,906)
Stock-based compensation – non cash portion	(18,608)	(21,692)
Depletion, depreciation and accretion	133,997	156,190
Gain on sale of property, plant and equipment	(284,474)	(1,850)
Unrealized Foreign exchange (gain) loss	(17,325)	5,406
Provision for doubtful accounts	(2,315)	9,306
Equity earnings in excess of cash distributions	(5,115)	(115,849)
Future income tax (recovery)	42,112	(51,763)
Write-down of petroleum and natural gas properties	271,959	183,799
Write-down of goodwill	1,963	—
Non-controlling interest	(11,243)	15
Non-cash extinguishment of debt, interest and other	7,789	764

	$(384,586)	$141,420

Changes in non-cash working capital

Years ended December 31	2007	2006
Short-term investments	$(19,715)	$5,284
Accounts receivable	40,193	(16,947)
Prepaid expenses	3,156	810
Account payable and accrued liabilities	(136,784)	88,907
Change in basis of presentation — MGM Energy (Note 1)	6,026	—

	$(107,124)	$78,054

Operating activities	$(1,781)	$10,807
Investing activities	(105,343)	67,247

	$(107,124)	$78,054

Supplemental cash flow information

Years ended December 31	2007	2006
Interest paid	$38,764	$31,368
Large corporations and other taxes paid	$1,753	$6,208
13. Related Party Transactions
Service Agreements
Paramount provides certain operational and administrative services to Trilogy Energy Ltd., a wholly owned subsidiary of Trilogy, and MGM Energy, at cost and cost plus 10 percent, respectively. Transactions with Trilogy and MGM Energy are settled monthly. In addition, as a result of the respective spinouts, certain employees of Trilogy and MGM Energy hold Paramount and/or Holdco Options and, therefore, stock-based compensation expense accrues to Paramount. The following table summarizes the related party transactions:

Years ended December 31	2007		2006
		MGM		MGM
	Trilogy	Energy	Trilogy	Energy
Services agreement	$1,085	$1,040	$1,900	$—
Stock-based compensation	(352)	(90)	743	—

	$733	$950	$2,643	$—

Included in accounts payable and accrued liabilities is $2.0 million due to a supplier for the construction of Paramount’s drilling rigs. An individual who is a part owner of the supplier is also a director of a company affiliated with Paramount.
MGM Spinout
On January 12, 2007, Paramount completed a reorganization pursuant to a plan of arrangement under the Business Corporations Act (Alberta) (the “MGM Spinout”) involving Paramount, its shareholders and MGM Energy, a wholly-owned subsidiary of Paramount immediately prior to the MGM Spinout.
Through the MGM Spinout:
•
Paramount’s shareholders received an aggregate of approximately 2.8 million MGM Shares and approximately 14.2 million warrant units of MGM Energy, with each warrant unit consisting of one MGM Energy short term warrant (each, a “Short Term Warrant”) and one MGM Energy longer term warrant (each, a “Longer Term Warrant”);

•
Paramount received a demand promissory note and 18.2 million voting Class A Preferred Shares of MGM Energy, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into MGM Shares; and

•
MGM Energy became the owner of; (i) rights and obligations under an area-wide farm-in agreement (the “Farm-in Agreement”) respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and two Inuvialuit concession agreements; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Central Mackenzie Valley, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories, all of such property, rights and obligations formerly being owned by Paramount. Paramount continued to be jointly and severally liable for obligations of MGM Energy under the Farm-in Agreement to the extent that such obligations were not satisfied by MGM Energy for so long as MGM Energy was an “affiliate” of Paramount as such term was defined in the Farm-in Agreement. As a result of equity issuances by MGM Energy during 2007, MGM Energy and Paramount are no longer “affiliates” as defined in the Farm-in Agreement.

As a result of the MGM Spinout, the carrying value of Paramount’s common shares was reduced by $3.5 million, retained earnings was reduced by $5.9 million, and future tax liability was increased by $3.3 million. The net book value of the assets transferred by Paramount to MGM Energy was $45.2 million.
MGM Energy Warrants and Issuances of MGM Shares
Each warrant issued by MGM Energy entitled the holder to purchase one MGM Share or one flow-through MGM Share as described below. Each Longer Term Warrant was not exercisable, and was not separable from the corresponding Short Term Warrant included in the warrant unit, unless the corresponding Short Term Warrant was exercised.
Each Short Term Warrant entitled the holder thereof to acquire, at the holder’s option, either (i) one MGM Share at a price of $5.00; or (ii) one flow-through MGM Share at a price of $6.25 and was exercisable until February 16, 2007. A total of 7.9 million Short Term Warrants were exercised for MGM Shares and 5.9 million Short Term Warrants were exercised for flow-through MGM Shares for aggregate gross proceeds to MGM Energy of $76.5 million.
As a result of the exercise of the Short Term Warrants, 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and were exercisable until September 30, 2007. Each Longer Term Warrant entitled the holder thereof to acquire, at the holder’s option, either (i) one MGM Share at a price of $6.00; or (ii) one flow-through MGM Share at a price of $7.50. A total of seventy five Longer Term Warrants were exercised.
In February 2007, MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through MGM Shares at a price of $6.25 per share and 210,000 MGM Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant. The aggregate gross proceeds of the issue were approximately $2.1 million.
14. Commitments and Contingencies
Commitments
Paramount had the following commitments as at December 31, 2007:

						After
($ millions)	2008	2009	2010	2011	2012	2012
Pipeline transportation commitments (1)	14,231	12,378	11,419	10,100	8,501	50,654
Capital and drilling spending commitment	4,750	—	—	—	—	—
Operating leases	3,177	2,862	2,571	1,510	1,510	—

Total	22,158	15,240	13,990	11,610	10,011	50,654

(1)	Certain of the pipeline transportation commitments are secured by outstanding letters of credit totaling $3.8 million at December 31, 2007.

Paramount, as the original lessee, has committed to discharge MGM Energy’s office lease payment should MGM Energy not fulfill its lease obligation.
Contingencies
Paramount is party to various legal claims associated with the ordinary conduct of business. Paramount does not anticipate that these claims will have a material impact on its financial position.
Tax and royalty legislation and regulations, and government interpretation and administration thereof, continually changes. As a result, there are often tax and royalty matters under review by relevant government authorities.
All tax filings are subject to subsequent government audit and potential reassessments. Accordingly, the finally determined income tax liability may differ materially from amounts estimated and recorded.
Crown royalties for Paramount’s production from frontier lands in the Northwest Territories have been provided for in the Consolidated Financial Statements based on the Company’s interpretation of the relevant legislation and regulations. At present, Paramount has not received assessments from the Government of Canada for a significant portion of its past Northwest Territories royalty filings. Although Paramount believes that its interpretation of the relevant legislation and regulations has merit, Paramount is unable to predict the ultimate outcome of audits and/or assessments by the Government of Canada. Additional material amounts could potentially become payable.
15. Subsequent Events
Subsequent to December 31, 2007 Paramount:
•	Purchased US$45.0 million principal amount of US Senior Notes on the open market;

•
Paid $22.3 million to settle the outstanding foreign exchange collar and entered a new foreign exchange collar with a notional amount of US$90.0 million, a floor of CDN$1.0200/USD and ceiling of CDN$0.9821/ USD expiring July 31, 2008;

•	Purchased 6,400 Paramount Common Shares for $0.1 million under the Amended NCIB;

•	Purchased 1.9 million units of Trilogy for $13.7 million and acquired 0.4 million units by participating in Trilogy’s distribution reinvestment plan;

•
Purchased 3.5 million common shares of Paxton Corporation (“Paxton”), a private company, representing approximately 20 percent of the outstanding common shares for $4.8 million. Certain directors of Paramount are also directors and shareholders of Paxton;

•
Entered into financial commodity contracts to sell 40,000MMbtu/d of natural gas from April to October 2008 at a weighted average NYMEX price of US$9.07/MMbtu and 20,000MMbtu/d from November 2008 to March 2009 at a weighted average NYMEX price of US$9.99/MMbtu;

•	Received $75.0 million cash on repayment of the note receivable from MEG Energy; and

•	Sold non-core Northern properties for $6.4 million.

16. United States Generally Accepted Accounting Principles Reconciliation
These Consolidated Financial Statements have been prepared in accordance with Canadian GAAP, which in most respects, conform to United States Generally Accepted Accounting Principles (“US GAAP”). The significant differences between Canadian GAAP and US GAAP for Paramount are described below.
Net Earnings and Comprehensive Income

Years ended December 31	2007	2006
Net earnings (loss) under Canadian GAAP	$416,241	$(17,793)
Adjustments under US GAAP, net of tax:
Future income taxes (a)	(5,278)	(3,099)
Depletion and depreciation expense (b)	45	547
Short-term investments (c)	(105)	(1,975)
Dilution gain (d)	(25,260)	(111,345)
Reorganization costs (f)	950	(1,427)
Stock-based compensation (g)	151	(7,397)

Net earnings (loss) under US GAAP before change in accounting policy	$386,744	$(142,489)
Change in accounting policy — stock-based compensation, net of tax	—	(614)

Net earnings (loss) under US GAAP	$386,744	$(143,103)

Other comprehensive income (loss) under Canadian GAAP
Unrealized gain (loss) on available-for-sale investments, net of tax	(4)	—

Comprehensive income (loss) under US GAAP	$386,740	$(143,103)

Net earnings (loss) per common share under US GAAP before change in accounting policy
Basic	$5.52	$(2.10)
Diluted	$5.47	$(2.10)
Net earnings (loss) per common share under US GAAP
Basic	$5.52	$(2.10)
Diluted	$5.47	$(2.10)

Consolidated Balance Sheets

	2007		2006
As at December 31	CDN GAAP	US GAAP	CDN GAAP	US GAAP
Assets
Cash and cash equivalents	$83,304	$83,304	$14,357	$14,357
Short-term investments (c)	95,675	95,675	3,890	4,043
Accounts receivable	63,982	63,982	105,730	105,730
Financial instruments	—	—	22,758	22,758
Prepaid expenses and other	1,874	1,874	3,059	3,059

	244,835	244,835	149,794	149,947
Property, plant and equipment (b)	754,947	752,308	983,059	980,355
Long-term investments and other assets (d) (f)	289,775	281,986	232,948	227,370
Goodwill	10,258	10,258	12,221	12,221
Future income taxes (a) (b) (c) (d) (f) (g)	—	—	41,002	44,120

	$1,299,815	$1,289,387	$1,419,024	$1,414,013

Liabilities
Accounts payable and accrued liabilities (b)	$91,896	$99,040	$228,814	$252,364
Financial instruments	28,980	28,980	—	—
Current portion of stock-based compensation liability (g)	3,333	7,750	5,243	5,684

	124,209	135,770	234,057	258,048
Long-term debt	134,606	134,606	508,849	508,849
Asset retirement obligations	97,359	97,359	83,815	83,815
Stock-based compensation liability (g)	66	3,025	28,004	35,159
Non-controlling interest	—	—	549	549
Future income taxes (a) (b) (c) (d) (f) (g)	34,926	31,991	—	—

	391,166	402,751	855,274	886,420

Shareholders’ Equity
Share capital (a)	313,828	334,293	341,071	339,852
Contributed surplus (g)	1,375	—	—	—
Retained earnings	593,450	420,582	222,679	76,396
Additional paid in capital (d) (g)	—	131,765	—	111,345
Accumulated other comprehensive loss	(4)	(4)	—	—

Total Shareholders’ Equity	908,649	886,636	563,750	527,593

	$1,299,815	$1,289,387	$1,419,024	$1,414,013

Consolidated Statement of Cash Flows

	2007		2006
Years ended December 31	CDN GAAP	US GAAP	CDN GAAP	US GAAP
Cash flows from (used in) operating activities (h)	$98,674	$31,126	$182,441	$176,047
Cash flows from (used in) financing activities	(293,025)	(293,025)	268,131	268,131
Cash flows from (used in) used in investing activities (h)	$263,298	$330,846	$(436,215)	$(429,821)
a) Future Income Taxes
The liability method of accounting for income taxes under Canadian GAAP is similar to the US Statement of Financial Accounting Standard (SFAS) No. 109 “Accounting for Income Taxes”, which requires the recognition of future tax assets and liabilities for the expected future tax consequences of events that have been recognized in Paramount’s consolidated financial statements or tax returns. Pursuant to US GAAP, enacted tax rates are used to calculate future income taxes, whereas Canadian GAAP uses substantively enacted tax rates. This difference did not impact Paramount’s financial position as at or the results of operations for the years ended December 31, 2007 and 2006.

Accounting for the issuance of flow through shares is more specifically addressed under Canadian GAAP than US GAAP. Under Canadian GAAP, when flow through shares are issued they are recorded based on proceeds received. Upon filing the renouncement documents with the tax authorities, a future tax liability is recognized and shareholders’ equity is reduced for the tax effect of expenditures renounced to subscribers. Under US GAAP, proceeds from the issuance of flow through shares are to be allocated between the sale of the shares and the sale of the tax benefits. The allocation is made based on the difference between the amount the investor pays for the flow through shares and the quoted market price of the existing shares. A liability is recognized for this difference which is reversed upon the renunciation of the tax benefit. The difference between this liability and the deferred tax liability is recorded as income tax expense.
To conform with US GAAP, share capital is increased by $21.6 million and accounts payable and accrued liabilities reduced by $16.4 million with the difference, $5.2 million, charged to future tax expense at December 31, 2007 due to the renunciation in 2007 of tax benefits relating to the flow through shares issued on March 30, 2006 and November 28, 2006.
For the year ended December 31, 2006, to conform with US GAAP, share capital is increased by $6.7 million and accounts payable and accrued liabilities is reduced by $2.3 million with the difference charged to future income tax expense due to the renunciation in 2006 of tax benefits relating to the flow through shares issued on July 14, 2005. In addition, share capital is reduced by $23.6 million and a corresponding amount of accounts payable and accrued liabilities is recognized as at December 31, 2006 for the difference between the cash proceeds from the issuance of flow through shares on March 30, 2006 and November 28, 2006, and the quoted market value of the shares.
b) Property, Plant and Equipment
Under both US GAAP and Canadian GAAP, property, plant and equipment must be assessed for potential impairments. Effective January 1, 2004, the CICA implemented a new pronouncement on impairment of long-lived assets, which eliminated the US/Canadian GAAP difference going forward. The US/Canadian GAAP differences in recorded carrying values of impaired assets prior to January 1, 2004 results in differences in depreciation, depletion and accretion expense until the related assets are fully depleted under Canadian GAAP. For the years ended December 31, 2007 and 2006, a reduction in depletion expense of $0.1 million ($0.1 million net of tax) and $0.5 million ($0.4 million net of tax), respectively, is recognized for US GAAP purposes.
c) Short -Term Investments
Under US GAAP, equity securities are classified as trading securities or available-for-sale. Unrealized gains and losses related to trading securities are included in earnings as incurred whereas unrealized gains and losses related to available-for-sale securities are recognized in other comprehensive income. In 2006, under Canadian GAAP, these gains and losses are recognized in earnings when the security is sold. Paramount had unrealized gains of $0.2 million (net of tax - $0.1 million) at December 31, 2006.
On January 1, 2007, Paramount adopted CICA Handbook Section 1530 — Comprehensive Income, Section 3251 — Equity, and Section 3855 — Financial Instruments — Recognition and Measurement. Upon adoption, Paramount designated its short-term investments as available-for-sale under Canadian and US GAAP eliminating the GAAP difference.
d) Long -Term Investments and Other Assets
During the year ended December 31, 2006, Paramount recognized a dilution gain of $111.3 million ($93.9 million net of tax) related to its investment in North American Oil Sands Corporation (“North American”), a development stage entity. As a result, Paramount recognized $17.4 million of previously unrecognized deductible temporary differences. Under US GAAP, a dilution gain would not be recognized as the investee is a development stage entity, but would be accounted for as an equity transaction. For US GAAP, Paramount derecognized the $111.3 million dilution gain, as well as the $17.4 million of deductible temporary differences and recorded it as additional paid in capital.

During the first quarter of 2007, Paramount completed its spinout of MGM Energy and recorded a dilution loss of $2.6 million as a reduction to retained earnings under Canadian GAAP. In addition, Paramount recognized a dilution gain of $29.6 million ($25.3 million net of tax) related to additional share issuances by MGM Energy during 2007. MGM Energy is a development stage entity, therefore dilution gains and losses are recorded as additional paid in capital under US GAAP.
MGM Energy issued flow through shares during 2007. Under Canadian GAAP a future tax liability is recognized when the tax attributes of eligible expenditures are renounced to subscribers, whereas for US GAAP the deferred tax liability is recognized when the flow through shares are issued. To conform with US GAAP, long-term investments and additional paid in capital are reduced by $3.7 million.
e) Buy/Sell Arrangements
For US GAAP, buy/sell arrangements are disclosed on a gross basis. For the year ended December 31, 2007, Paramount had sales of $2.7 million (2006 — $14.8 million) and purchases of $2.6 million (2006 — $14.0 million), related to buy/sell arrangements. The net gain of $0.1 million (2006 — $0.8 million gain) has been reflected in revenue for Canadian GAAP purposes.
f) Reorganization Costs
In 2006, in connection with the MGM Spinout, Paramount deferred estimated reorganization costs totaling $1.4 million under Canadian GAAP. Under US GAAP these reorganization costs were expensed. During 2007, Paramount completed its spinout of MGM Energy, and expensed the reorganization costs under Canadian GAAP, eliminating the US/Canadian GAAP difference.
g) Stock-based Compensation
For Canadian GAAP, Paramount uses the intrinsic value method to recognize its stock-based compensation liability. For US GAAP, US SFAS No. 123(R) requires Paramount to calculate its liability relating to share-based payments using the fair value method effective January 1, 2006. The effect of initially measuring the stock-based compensation liability at its fair value on January 1, 2006 under US GAAP resulted in a reduction of stock-based compensation liability of $0.2 million ($0.6 million net of tax) which is shown as cumulative effect of a change in accounting policy in the consolidated statements of earnings and retained earnings. For the year-ended December 31, 2007, the application of US SFAS No.123(R) resulted in a decrease in compensation cost by $0.2 million ($0.1 million net of tax) and for 2006 an increase in compensation cost of $7.4 million ($6.8 million net of tax).
Paramount uses the Black-Scholes option valuation method and the following key assumptions in estimating the fair value of stock options:

	2007	2006
Risk-free interest rate	3.8% - 3.9%	4.07%
Maximum expected life	5 years	4.5 years
Expected volatility:
Paramount options	44%	42%
Holdco options	37%	33-36%
Expected dividends	Nil	Nil

h) Statements of Cash Flow
The application of US GAAP changes the cashflow presentation for certain investing and operating items. Under Canadian GAAP, dry hole costs of $67.5 million (2006 – $33.5 million) are added back to net earnings in calculating cash flows from operating activities. Under US GAAP, dry hole costs represent cash flows from operating activities.
i) Accounting for Uncertainty in Income Taxes
On January 1, 2007, Paramount adopted FASB Interpretation 48 – Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 prescribes the minimum recognition threshold a tax position is required to meet before being recognized in the financial statements, and also provides guidance on derecognition, measurement, classification, interest, and penalties. To the extent interest and penalties may be assessed by taxation authorities on any underpayment of income tax, such amounts have been accrued and are classified as a component of income taxes in the consolidated statement of earnings. FIN 48 utilizes a two-step approach for the evaluation of tax positions. Recognition (step 1) occurs when an enterprise concludes that a tax position, based solely on its technical merits, is more likely than not to be sustained upon examination. Measurement (step 2) recognizes the tax benefit based on the largest amount of benefit, determined on a cumulative probability basis that is more likely than not to be realized upon ultimate settlement. On the adoption of FIN 48, the cumulative effect of a change in accounting policy was nil.
Paramount’s income tax filings are subject to audit by taxation authorities and as at December 31, 2007 the following tax years remained subject to examination; (i) Canada – 2003 to date; and (ii) United States – 2004 to date.
j) Fair Value Measurements
In September 2006, FASB issued SFAS No. 157 – Fair Value Measurements. The Statement effective January 1, 2008, establishes a framework for measuring fair value, and expands disclosures relating to fair value inputs. This Statement is generally to be applied prospectively and is not expected to have an impact on earning or financing position.
k) Fair Value Option for Financial Assets and Financial Liabilities
In February 2007, FASB issued SFAS No. 159 – The Fair Value Option for Financial Assets and Financial Liabilities. This Statement is effective for fiscal years beginning after November 15, 2007, and allows for the elective measurement of eligible financial instruments and certain other items at fair value in order to mitigate volatility in earnings without having to apply complex hedge accounting rules. This Statement is not expected to have an impact on the Company’s earnings or financial position.

CORPORATE INFORMATION

OFFICERS
C. H. Riddell
Chairman of the Board and
Chief Executive Officer
J. H.T. Riddell
President and
Chief Operating Officer
B. K. Lee
Chief Financial Officer
C. E. Morin
Corporate Secretary
L. M. Doyle
Corporate Operating Officer
G.W. P. McMillan
Corporate Operating Officer
D.S. Purdy
Corporate Operating Officer
J. Wittenberg
Corporate Operating Officer
L. A. Friesen
Assistant Corporate Secretary
DIRECTORS
C. H. Riddell (3)
Chairman of the Board
and Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta
J. H.T. Riddell
President and
Chief Operating Officer
Paramount Resources Ltd.
Calgary, Alberta
J. C. Gorman (1)(4)
Retired Calgary,
Alberta
D. Jungé C.F.A. (4)
Chairman, Chief Executive Officer
and President, Pitcairn Trust Company
Bryn Athyn, Pennsylvania
D. M. Knott
Managing General Partner
Knott Partners, L.P.
Syosset, New York
W. B. Macinnes, Q.C. (1) (2) (3) (4)
Retired Calgary,
Alberta
V. S. A. Riddell
Business Executive
Calgary, Alberta
S. L. Riddell Rose
President and
Chief Executive Officer
Paramount Energy
Operating Corp. (5)
Calgary, Alberta
J.B. Roy (1) (2) (3) (4)
Independent Businessman
Calgary, Alberta
A.S.Thomson (1) (4)
Retired
Sidney, British Columbia
B. M. Wylie (2)
Business Executive
Calgary, Alberta
HEAD OFFICE
4700 Bankers Hall West
888 Third Street S. W.
Calgary, Alberta
Canada T2P 5C5
Telephone: (403) 290-3600
Facsimile: (403) 262-7994
www.paramountres.com
CONSULTING ENGINEERS
McDaniel & Associates
Consultants Ltd.
Calgary, Alberta
AUDITORS
Ernst & Young LLP
Calgary, Alberta
BANKERS
Bank of Montreal
Calgary, Alberta
The Bank of Nova Scotia
Calgary, Alberta
Royal Bank of Canada
Calgary, Alberta
UBS AG Canada Branch
Toronto, Ontario
REGISTRAR AND
TRANSFER AGENT
Computershare
Investor Services
Calgary, Alberta
Toronto, Ontario
STOCK EXCHANGE LISTING
The Toronto Stock Exchange
(“POU”)

(1)	Member of Audit Committee

(2)	Member of Environmental, Health and Safety Committee

(3)	Member of Compensation Committee

(4)	Member of Corporate Governance Committee

(5)	Paramount Energy Operating Corp. is a wholly owned subsidiary of Paramount Energy Trust

ABBREVIATIONS

Bbls	barrels
Bbl/d	barrels per day
Bcf	billion cubic feet
Bcfebillion	cubic feet of gas equivalent
Boe	barrels of oil equivalent
Mcf	thousand cubic feet
Mcfe	thousand cubic feet of gas equivalent
Mcf/d	thousand cubic feet per day
MMcf	million cubic feet
MMcf/d	million cubic feet per day
MBbl	thousands of barrels
MMbtu	millions of British Thermal Units
MBoe	thousands of barrels of oil equivalent
MMcfe/d	million cubic feet of gas equivalent per day
ANNUAL MEETING OF SHAREHOLDERS
Shareholders are cordially invited to attend the Annual Meeting of Shareholders to be held Wednesday, May 14, 2008, at 10:30 a.m. MDT at Centrium Place in the Conference Centre, 332 6th Avenue S.W., Calgary, Alberta.
designed and produced by nonfiction studios inc.

4700 Bankers Hall West
888 third street S.W.
calgary, alberta
canada T2P 5C5
Telephone: (403) 290-3600
Facsimile: (403) 262-7994
www.paramountres.com